FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

____________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

AMENDMENT NO. 11
to
ANNUAL REPORT
of

PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

_____________________

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

_____________________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (o)	2012 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

October 16, 2012	By: /s/ Irene Stich
Name:   Irene Stich
Title:     Director, Capital Markets Operations
 Capital Markets Division
 Ontario Financing Authority

EXHIBIT INDEX

Exhibit (o):	2012 Ontario Economic Outlook and Fiscal Review

EXHIBIT (o)

2012 Ontario Economic Outlook and Fiscal Review

For general inquiries regarding the 2012 Ontario Economic Outlook and Fiscal Review,
Background Papers, please call:

Toll-free English & French inquiries: 1-800-337-7222
Teletypewriter (TTY):                      1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

A printed copy of this publication can be ordered:
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(C) Queen’s Printer for Ontario, 2012
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l’Ontario de 2012,
Documents d’information

Contents

Foreword xi

Economic and Job Growth xi

Managing Spending xii

Protecting Jobs and Public Services xii

Eliminating the Deficit xiii

Conclusion xiv

Chapter I:	Protecting Jobs and Public Services

Highlights 3

Section A:	Jobs and the Economy

Jobs and the Economy  6

Eliminating the Deficit  6

Education  6

Infrastructure  7

Tax System  7

Clean Energy  8

Economic Challenges  8

Update on 2012 Budget  10

Jobs and Prosperity Council  10

Productivity Teams  11

Northern Ontario and the Ring of Fire  12

Industrial Electricity Incentive  13

Enhancing Revenue Integrity  13

Employment and Training Services Integration  14

Service Delivery Efficiencies  14

Automobile Insurance  14

Financial Services  15

Section B:	Public-Sector Compensation

Protecting Jobs and Public Services  17

Protecting Jobs and the Gains Made in Public Education  18

Further Action to Eliminate the Deficit and Protect Jobs and Public Services  18

Public-Sector Defined Benefit Pension Plans  20

Section C:	Transforming Public Services

Health Care  23

Education  26

Strengthening the Children’s and Social Services Sector  27

Transforming Natural Resources Services  28

Update on Planned Savings Measures  29

Smart Approaches to Infrastructure Investment  30

Ontario Northland Transportation Commission Divestment  31

ServiceOntario  32

Chapter II:	Economic Outlook

Highlights  35

Overview  37

Recent Economic Developments  39

Competitive Challenges Facing Ontario  43

Global Economic Uncertainty  47

U.S. Economy  48

Oil Prices  51

The Canadian Dollar  53

Financial Markets  54

Outlook for Ontario Economic Growth  57

Change in the Economic Outlook  67

Comparison to the 2012 Ontario Budget  68

Private-Sector Forecasts  69

Details of the Ontario Economic Outlook  70

Chapter III:	Fiscal Outlook

Highlights  73

Section A:	Overview 75

Section B:	2012–13 Fiscal Performance

2012–13 Revenue Changes Since the 2012 Budget  79

2012–13 Expense Changes Since the 2012 Budget  80

Section C:	Ontario’s Medium-Term Fiscal Outlook

Medium-Term Revenue Outlook  83

Medium-Term Revenue Changes Since the 2012 Budget  84

Medium-Term Expense Outlook  85

Medium-Term Fiscal Outlook  85

Section D:	Federal–Provincial Relations

Opportunities to Disentangle Public Services  87

Labour-Market Training  87

Immigration  87

Correctional Services  88

Working Together to Build the Economy  88

Support for Clean Energy  89

Employment Insurance  89

Agricultural Support  90

Infrastructure  91

Working Together on a Solid Fiscal Foundation  92

Fiscal Arrangements  92

Sufficient, Sustainable Federal Support  96

Federal Old Age Security  97

Strengthening Canada’s Retirement Income System  97

Canada Pension Plan  97

Pooled Registered Pension Plans  98

Section E:	Details of Ontario’s Finances 99

Chapter IV:	Borrowing and Debt Management

Highlights  111

Long-Term Public Borrowing  113

Debt  117

Residual Stranded Debt Update  118

Total Debt Composition  120

Debt-to-GDP Ratios  121

Cost of Debt  123

Risk Exposure  124

Chapter V:	Pre-Budget Consultations

How to Participate in the 2013 Pre-Budget Consultations  129

Written Submissions  129

Online Submissions  130

Tables

Chapter I:	Protecting Jobs and Public Services

Table 1.1	Top 10 Global Financial Centres 15

Table 1.2	Planned Savings 30

Chapter II:	Economic Outlook

Table 2.1	Ontario Economic Outlook 38

Table 2.2	Outlook for External Factors 55

Table 2.3	Impacts of Sustained Changes in Key External Factors Ontario’s Real GDP Growth 56

Table 2.4	Changes in Key Economic Forecast Assumptions
2012 Budget Compared to 2012 Fall Economic Statement 68

Table 2.5	Private-Sector Forecasts for Ontario Real GDP Growth 69

Table 2.6	The Ontario Economy, 2010 to 2015 70

Chapter III:	Fiscal Outlook

Table 3.1	2012–13 In-Year Fiscal Performance 78

Table 3.2	Summary of Revenue Changes Since the Budget 79

Table 3.3	Summary of Expense Changes Since the Budget 80

Table 3.4	Summary of Medium-Term Revenue Outlook 83

Table 3.5	Summary of Medium-Term Revenue Changes Since the Budget 84

Table 3.6	Medium-Term Fiscal Plan and Outlook 85

Table 3.7	Medium-Term Fiscal Plan and Outlook 99

Table 3.8	Revenue 100

Table 3.9	Total Expense 101

Table 3.10	Other Expense 102

Table 3.11	2012–13 Infrastructure Expenditures 103

Table 3.12	Ten-Year Review of Selected Financial and Economic Statistics 104

Chapter IV:	Borrowing and Debt Management

Table 4.1	2012–13 Borrowing Plan 115

Table 4.2	Medium-Term Borrowing Outlook 116

Chapter II:	Economic Outlook

Chart 2.1	Ontario Real GDP — Continued Modest Growth 39

Chart 2.2	Ontario Job Recovery Concentrated in Full-Time Positions and Industries Paying Above-Average Wages 40

Chart 2.3	Job Recovery in Ontario 41

Chart 2.4	Ontario Job Recovery Stronger Than That of U.S. States 42

Chart 2.5	High Canadian Dollar Hindering International Trade 43

Chart 2.6	Ontario Trade Balance Weakening 44

Chart 2.7	Ontario Goods Exports to BRIC Countries 45

Chart 2.8	Ontario Real Machinery and Equipment Investment 46

Chart 2.9	Euro-Zone Economy Expected to Decline This Year 47

Chart 2.10	U.S. Light Motor Vehicle Sales Continue to Grow 49

Chart 2.11	Strengthening U.S. Recovery 50

Chart 2.12	Oil Prices to Remain High 52

Chart 2.13	Canadian Dollar to Remain Close to Parity 53

Chart 2.14	Interest Rates to Rise Gradually 54

Chart 2.15	Forecast for Sustained and Better Balanced Growth 58

Chart 2.16	Continued Economic Growth Expected 59

Chart 2.17	Employment Will Continue to Increase 60

Chart 2.18	Lower Unemployment Rate 61

Chart 2.19	Sustained Increases in Household Spending 62

Chart 2.20	Canadian Household Debt Continues to Rise 64

Chart 2.21	Housing in Ontario to Remain Affordable 65

Chart 2.22	Sustained Gains in Business Machinery and Equipment Spending 66

Chart 2.23	Private-Sector Economic Forecasts for Ontario Slower in the Medium Term 67

Chapter III:	Fiscal Outlook

Chart 3.1	Ontario’s Medium-Term Fiscal Outlook 76

Chart 3.2	Ontario’s Fiscal Capacity Is Fifth in 2012–13 but Federal Transfers Drop Ontario to Ninth 93

Chart 3.3	Net Contribution to Equalization (2012–13) 95

Chart 3.4	Composition of Revenue, 2012–13 106

Chart 3.5	Composition of Total Expense, 2012–13 107

Chart 3.6	Composition of Program Expense, 2012–13 108

Chapter IV:	Borrowing and Debt Management

Chart 4.1	2012–13 Borrowing 114

Chart 4.2	Residual Stranded Debt Since April 1, 1999 118

Chart 4.3	Total Debt Composition as at September 30, 2012 120

Chart 4.4	Net Debt-to-GDP 121

Chart 4.5	Accumulated Deficit-to-GDP 122

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt 123

Chart 4.7	Interest Rate Exposure 124

Chart 4.8	Foreign Exchange Exposure 125

Foreword

Ontario is not immune to a changing global economy and the uncertainty that comes with change. Many Ontario families are still feeling the effects of the worldwide recession.

Before the recession, Ontarians rebuilt their public services, after years of neglect, by working together. When the recession hit, the Province invested in short-term economic stimulus to protect and create jobs and to protect public services: education, health care and modern infrastructure.

The McGuinty government’s economic plan has confronted the challenges facing Ontario leading up to and through the global recession. The plan is also making smart investments that create jobs and protect the gains Ontario has made in public services.

The plan is working.

Economic and Job Growth

Ontario’s economy is growing steadily — but modestly. Since the end of the recession in the second quarter of 2009, Ontario is experiencing both economic and job growth. The province’s real gross domestic product (GDP) has increased by 8.1 per cent while over 350,000 net new jobs have been created.

The Tax Plan for Jobs and Growth, including the Harmonized Sales Tax (HST), has made Ontario one of the most attractive places in North America for businesses to invest. Business investment in machinery and equipment, which increased 18.7 per cent in 2011, is a key driver of Ontario’s economic growth.

Despite making progress, Ontario is in a period of restrained growth. Moderate economic growth is expected to continue over the next three years. The provincial economy is projected to grow by 2.0 per cent in 2012, 1.9 per cent in 2013, 2.3 per cent in 2014 and 2.4 per cent in 2015.

Managing Spending

In order to meet the Province’s fiscal targets, the McGuinty government is managing spending prudently. Ontario has been working hard to follow a plan to reduce growth in spending. Last year, growth in program spending was less than one per cent — the second lowest rate of growth in Ontario in a decade.

The 2012 Budget included four dollars in savings and cost-containment measures for each additional dollar in proposed new revenue measures, including nearly $18 billion in savings and cost avoidance over three years.

The plan is working, yet there is more work still to do.

Protecting Jobs and Public Services

Everyone has a role to play in helping Ontario eliminate the deficit. That is why the McGuinty government is taking strong action to restrain compensation costs in the public and broader public sectors to ensure it continues to meet fiscal targets and protect jobs and public services.

Over the past nine years, the Ontario government has provided fair pay and benefit increases to public-sector workers because the work they do for Ontario families is highly valued.

More than half of what government spends — over $55 billion — goes to wages and benefits for employees in the broader public sector. Ontario is facing a clear choice: restrain wages, or lay off thousands of hard-working Ontarians — people who provide the public services relied on by Ontario families.

The McGuinty government respects the collective bargaining process. In order to meet its deficit elimination targets, Ontario is not providing funding for incremental compensation increases for new collective agreements. The government is committed to consultation and negotiation with its partners across the broader public sector. With the Putting Students First Act, 2012, Ontario is protecting 20,000 jobs in education and would support savings to taxpayers of $2 billion over two years.

In September 2012, the government shared proposed draft legislation, which outlines the government’s balanced approach to restraining broader public sector wages. The proposed Protecting Jobs and Public Services Act would help ensure future collective agreements protect jobs and public services and would also help eliminate the deficit. The draft legislation would continue to respect the collective bargaining process through a framework that protects jobs and public services while managing costs. The proposed draft legislation would protect the jobs of 55,000 Ontarians and avoid increased spending in the broader public sector of $2.8 billion over three years.

Other places are facing the same challenges as Ontario and are responding differently — without fairness and without balance. California has laid off more than 126,000 public-sector workers. In Michigan, 35,000 public- sector workers have lost their jobs. In Ottawa, the federal government is eliminating about 20,000 jobs in its civil service over the next three years. These cuts affect livelihoods, public services and the families that receive them. Given the choice between protecting jobs and public services or cutting jobs — which would mean fewer services — the McGuinty government will choose protecting jobs and public services.

Eliminating the Deficit

The plan to eliminate the deficit is working. For the fourth year in a row, Ontario is ahead of its targets in lowering the deficit. The Province’s deficit for 2012–13 is projected to be $14.4 billion, an improvement of $0.4 billion from the 2012 Budget forecast.

Conclusion

Ontario is a strong province with a proud tradition of economic and job growth. Throughout its history, Ontarians have worked together to build a bright future. Through strong, determined action, Ontario is doing that again.

The McGuinty government eliminated the hidden deficit it inherited from the previous government and then balanced three budgets in a row. It protected and created jobs when the global recession hit Ontario. For the fourth year in a row, it is ahead of plan in lowering the deficit.

Eliminating the deficit is the single most important step the Province can take to grow the economy and create jobs. A strong economy is the means to continue delivering the best education and health care in the world.

Chapter I

Protecting Jobs and Public Services

Highlights

Section A:  Jobs and the Economy

☑	Ontario’s plan to eliminate the deficit is working, on track and achieving results.

☑
Ontario is keeping the cost of postsecondary education affordable through the 30% Off Ontario Tuition grant and has introduced a streamlined application process for over 300,000 Ontario Student Assistance Program (OSAP) applicants and recipients.

☑
Since 2003, Ontario has invested about $75 billion in long-overdue improvements to its schools, hospitals, highways and transit systems. These investments have created or preserved close to 100,000 jobs on average each year.

☑
Ontario’s tax system is one of the most competitive in the industrialized world for new business investment with its Harmonized Sales Tax, reduced Corporate Income Tax rates for large and small businesses, and elimination of the Capital Tax.

☑	Since 2003, the Province has added over 10,000 megawatts of new and refurbished capacity for a stronger and more reliable supply of electricity.

☑	The Industrial Electricity Incentive, a program beginning in January 2013, will reduce electricity costs for new and expanded industrial facilities.

☑
As announced in the 2012 Budget, the Jobs and Prosperity Council will advise the government on a path to sustainable growth and on the development of a Jobs and Prosperity Fund, with a focus on productivity growth.

☑	The government launched its first four new teams to drive productivity and reform in the administration of key government programs and services.

☑	Ontario is working with First Nation communities, the federal government and Cliffs Natural Resources to develop the largest chromite mine and processing facility in North America.

☑
Ontario continues to take significant steps to enhance revenue integrity and tax administration, including provincial oversight of raw leaf tobacco, which came into force on October 1, 2012, as well as working with the federal government to address situations where corporations use tax planning techniques to avoid paying their fair share of Ontario’s taxes.

☑	As a result of the government’s 2010 automobile insurance reforms, auto insurance rates have declined by 0.28 per cent in the first three quarters of this year.

☑
An important area of continuing focus is tackling fraudulent and abusive practices in auto insurance. In July 2012, the government released a status update from the Auto Insurance Anti-Fraud Task Force; the final report and recommendations from the Task Force are expected later this fall.

☑
Ontario’s financial services sector employs 370,000 Ontarians and is growing more quickly than employment in the economy. Toronto is one of the top 10 financial centres in the world based on the Global Financial Centres Index.

☑	The government is strengthening the securities regulatory framework by encouraging the Ontario Securities Commission to become a more responsive and efficient regulator.

Section B:   Public-Sector Compensation

☑
The Putting Students First Act, 2012 will protect full-day kindergarten, keep class sizes at current levels and protect nearly 20,000 education jobs, and would support savings of $2 billion over two years

☑
The proposed Protecting Public Services Act would, if passed, restrain compensation for unionized employees of the broader public sector for two years; freeze earnings for two years for managers who are eligible for performance pay; introduce a permanent salary cap for new executives at no more than double the Premier’s salary; support avoiding increased spending of $2.8 billion over three years; and help to protect roughly 55,000 public-sector jobs.

☑
To ensure that public-sector pension plans are sustainable and affordable for members and Ontarians, the government continues to engage in extensive consultations with relevant plans on freezing contribution rates until the deficit is eliminated.

Section C:  Transforming Public Services

☑	The government has made significant progress on its plan for transformation to a sustainable health care system that continues to provide high-quality patient care.

☑	The government has a record of achieving savings and improving the efficiency of public services. Planned savings measures from the 2011 Budget and 2012 Budget are on track.

Section A: Jobs and the Economy

Jobs and the Economy

The Ontario government continues to take strong action for a stronger Ontario. The government has been encouraging economic growth and prosperity by focusing on five key economic fundamentals:

▪	renewing the focus on eliminating the deficit, while protecting gains in education and health care;

▪	investing in Ontario’s highly skilled, educated and diverse workforce;

▪	investing in modern, sustainable and efficient public infrastructure;

▪	creating an internationally competitive tax and regulatory environment; and

▪	strengthening Ontario’s electricity system.

Eliminating the Deficit

Ontario has laid out a plan to eliminate the deficit. The plan is working, on track and achieving results. The results from the 2011–2012 Public Accounts of Ontario confirmed a $13.0 billion deficit for 2011–12, $3.3 billion ahead of the 2011 Budget Plan and 47 per cent lower than the 2009–10 deficit of $24.7 billion forecast in the fall of 2009. Ontario will continue to hit its fiscal targets while protecting the gains made in education and health care.

Education

Ontario’s postsecondary education and training system is fundamental to economic growth and the province’s future prosperity. At 64 per cent, the province has one of the highest rates of postsecondary education attainment in the world.

Ontario continues to make significant investments in the education and skills development of Ontarians, ranging from full-day kindergarten to more spaces for graduate students in universities. Ontario is keeping the cost of postsecondary education affordable by continuing to provide the 30% Off Ontario Tuition grant. The government has also introduced OSAP Express, a streamlined application process for over 300,000 Ontario Student Assistance Program (OSAP) applicants and recipients. In addition, the government recently consulted on a postsecondary education discussion paper to solicit ideas on ways to improve learning options, enhance quality and ensure long-term financial sustainability of the sector.

Infrastructure

Another key driver of Ontario’s economic growth and long-term prosperity is modern, sustainable and efficient public infrastructure. The government continues to support Ontario’s public infrastructure, having already invested about $75 billion since 2003. These investments have created or preserved close to 100,000 jobs on average each year and have made long-overdue improvements to the province’s schools, hospitals, highways and transit systems. The government’s strong track record of building infrastructure will continue, with investments that are focused and that align with the commitment to eliminate the deficit by 2017–18.

Tax System

The government has also transformed Ontario’s tax system into one of the most competitive in the industrialized world for new business investment by moving to the Harmonized Sales Tax, reducing Corporate Income Tax rates for large and small businesses, and eliminating the Capital Tax. It has also eliminated thousands of business regulatory requirements.

Clean Energy

A strengthened and more reliable supply of electricity supports a growing economy. The province has added over 10,000 megawatts (MW) of new and refurbished capacity since 2003. Hydro One Inc. has invested more than $9 billion to improve, expand and replace equipment in its transmission and distribution systems, including upgrades to more than 7,500 kilometres of power lines.

Ontario is on track to phase out coal-fired electricity by 2014. In 2011, more than 80 per cent of the power generated in Ontario came from clean energy sources such as nuclear, water and other renewables. This is helping to improve air quality and protect the health of families. Over 20,000 clean energy jobs have already been created as a result of the government’s plan for clean energy and conservation.

Economic Challenges

Ontario is not immune to a changing global economy. Ontario’s economy is growing modestly and faces significant challenges due to a difficult global economic setting. Higher oil prices and a strong Canadian dollar have affected the competitiveness of many Ontario firms. Slower growth in U.S., European and Asian markets has also affected business and consumer confidence and trade.

A major challenge facing Ontario’s economy is low productivity growth compared to key competitors, including the United States.

Business investment in research and development (R&D) and information and communications technologies (ICT) is a key driver of productivity performance. However, Ontario businesses are underinvesting in both areas relative to businesses in the United States.

Entrepreneurship is another important driver of innovation and productivity. Although entrepreneurs everywhere face a degree of risk, and there is potential for failure, there is some evidence that entrepreneurs in Ontario may encounter additional hurdles and disincentives to growth. These include more restrictive access to early-stage financing and entry into certain regulated industries. Often, many small, innovative firms also lack the necessary business expertise and networks to break into export markets and global supply chains.

Increasing exports can also help boost productivity and the shift to high value-added manufacturing and services. Ontario’s exports to the United States have fallen over the past decade, lowering total exports. To help grow and diversify Ontario’s exports, it is important to make greater inroads into fast-growing emerging economies, while increasing and building on Ontario’s exports to the United States. Premier McGuinty will take part in his fourth trade mission to China in early 2013 to help the economy and create more jobs.

A highly educated and skilled workforce is one of Ontario’s key competitive advantages. However, there are challenges that require a coordinated response by governments, employers and educational institutions. For example, although Ontario’s youth unemployment rate has declined since the recession, it remains high. As well, compared to international competitors, Canadian employers invest less in training on a per capita basis and Canadian workers have a lower rate of participation in workplace training.

Update on 2012 Budget

Jobs and Prosperity Council

Spurring strong and sustainable economic growth requires the combined efforts of business, labour and the public sector. That is why the government has brought together these key players into a Jobs and Prosperity Council, announced in the 2012 Budget. Reporting to the Premier and headed by RBC President and CEO Gordon Nixon, the Council will give the government advice in the next few months on a path to sustainable growth that will also help inform the 2013 Budget.

The Council will advise the government on the development of a Jobs and Prosperity Fund, with a focus on productivity growth. It will also advise on finding $250 million in savings and a 25 per cent reduction in administrative costs for business support programs.

As part of its report, the Council will explore opportunities in the following areas as well:

▪
how to build a culture of entrepreneurship and innovation by improving the linkages between corporate leaders and problem solvers such as engineers and scientists in Ontario’s universities and colleges;

▪	how to expand the pool of risk capital that is available to innovative entrepreneurial firms;

▪	how the government can further reduce the regulatory burden on business;

▪	how to encourage businesses to expand into faster-growing markets; and

▪	how to leverage the global contacts and international knowledge that newcomers bring to Ontario, taking into consideration recommendations from Ontario’s Expert Roundtable on Immigration.

Productivity Teams

The government launched its first four new teams to drive productivity and reform in the administration of key government programs and services. The productivity teams consist of internal central agency and ministry staff working in partnership with external experts to undertake transformational activities in specific areas of focus. The four productivity teams are focused on work in the following areas:

▪
Transfer Payment Accountability, led by the Ministry of Children and Youth Services. This project aims to enhance accountability with the ministry’s transfer payment agencies through more effective contracting of services. Contracting will be based on a robust accountability framework with defined performance and outcome measures. This will lead to better client outcomes;

▪
Transformation of Delivering Benefits to People, led by the Ministry of Finance. This project aims to develop a common client identifier for use across Ontario’s income-based benefits programs while protecting privacy. It will support the implementation of the “My Benefits Account” to provide simplified one-stop access to multiple income-based benefits and programs and support more efficient program administration and delivery;

▪
Jobs and Prosperity — Restructure Existing Business Support Programs, led by the Ministry of Economic Development and Innovation. This project aims to provide advice to the government on consolidating and refocusing existing business support programs through the Jobs and Prosperity Council; and

▪
Information Technology Transformation — Consolidation of Government Network Services Procurement, led by the Ministry of Government Services. This will develop a multi-service provider business model to improve service flexibility of data network services across the Ontario government while enhancing cost effectiveness.

Reporting to the Treasury Board/Management Board of Cabinet, the initial productivity teams are expected to complete their work in the fourth quarter of 2012–13. Additional teams will be established to focus on other priority areas on a year-round basis to support the effective implementation of reform in the public sector.

Northern Ontario and the Ring of Fire

Ontario is a hotbed of mineral development and is benefiting from global demand for resources. Ontario ranks among the top 10 world producers of nickel and platinum. The mining industry in the province is valued at more than $10 billion and it creates over 77,000 direct and indirect jobs in Ontario.

Ontario’s Ring of Fire, an area in the Far North with deposits of important minerals, offers a unique economic development opportunity for northern Ontario.

In May 2012, Cliffs Natural Resources Inc., an international mining and natural resources company, announced a $3.3 billion investment including a chromite mine, a transportation corridor and a $1.8 billion ferrochrome processing facility in Capreol, near Sudbury.

The mine and mill development, as well as the construction and operation of transportation infrastructure, will create up to 750 direct jobs, plus hundreds of indirect employment opportunities for northern Ontarians and First Nations communities.

Ontario wants to ensure a strong partnership with First Nations on proposed developments. The Province is working with First Nations and the federal government to discuss environmental monitoring, socioeconomic and community development, regional infrastructure and resource revenue sharing opportunities. The Province has signed and renewed memorandums of understanding or cooperation with First Nations communities, including Marten Falls and Webequie First Nations.

Industrial Electricity Incentive

The Industrial Electricity Incentive is a program that will reduce electricity costs for new and expanded industrial facilities, in exchange for the creation of new jobs and for new business investment in the province. The program will launch in January 2013 and is designed to encourage industrial companies to make use of Ontario’s strong energy supply and promote long-term economic development.

Enhancing Revenue Integrity

Ontario is continuing to take significant steps to enhance revenue integrity and tax administration:

▪
Provincial oversight of raw leaf tobacco came into force on October 1, 2012. A regulated grace period until April 1, 2013, will help facilitate a smooth transition and allow the Province to discuss administrative requirements with stakeholders and First Nations partners. Consultations and discussions will also take place with key stakeholders and First Nations partners regarding potential Tobacco Tax Act amendments intended to provide additional enforcement and compliance tools. The Province is also working with First Nations to explore ways to modernize the system for allocating untaxed tobacco products as well as options related to First Nation self-regulation of tobacco on reserve.

▪
The Province continues to work with the federal government to address the underground economy. In addition, the Province is working with the federal government to address situations where corporations use aggressive tax planning techniques to avoid paying their fair share of Ontario’s taxes.

▪
The Ministry of Finance is also working with other ministries and broader public service entities with respect to compliance audit opportunities, including making greater use of the ministry’s risk assessment system and redeploying audit resources to generate additional revenues. Similarly, the ministry is pursuing opportunities with other ministries to collect amounts owed to them on their behalf beginning in 2013–14.

Employment and Training Services Integration

The 2012 Budget announced measures to further modernize employment and training services, including plans to undertake integration of employment and training services across the government with Employment Ontario. The Ministry of Training, Colleges and Universities is working with a number of ministries to develop options on the best way to implement this initiative.

Service Delivery Efficiencies

The Ministry of Finance is working with municipal partners to improve service delivery and administrative efficiency, and has implemented a shared delivery model for the housing allowance component of the Investment in Affordable Housing for Ontario program. Approximately 4,500 clients will be assisted throughout the duration of the program, which ends in December 2017.

Automobile Insurance

The government’s 2010 automobile insurance reforms continue to stabilize premiums for drivers across Ontario. Auto insurance rates declined by 0.28 per cent in the first three quarters of this year. An important area of continuing focus that builds on the government’s reforms has been to tackle fraudulent and abusive practices in auto insurance.

In July 2012, the government released a status update from the Auto Insurance Anti-Fraud Task Force. The update sought public comment on potential recommendations and reported on research results. Since then, the Task Force has held extensive consultations. The government looks forward to receiving the final report and recommendations from the Task Force later this fall.

Financial Services

The financial services sector continues to grow and remains a major part of Ontario’s economy. The sector directly employs 370,000 Ontarians and is growing more quickly than employment in the economy. Toronto is the financial capital of Canada and, with the help of the government’s Open Ontario plan, has become one of the top 10 financial centres in the world based on the Global Financial Centres Index.

Ontario’s financial institutions are world class. They withstood the challenges brought on by the global economic crisis, helping Canada gain international recognition. In fact, for five consecutive years, the World Economic Forum has ranked Canada as having the soundest banks in the world.

The financial services sector is vital as it supports capital and investment opportunities in all other sectors of the province’s economy.

TABLE 1.1 Top 10 Global Financial Centres
1. London	6. Seoul
2. New York	7. Tokyo
3. Hong Kong	8. Chicago
4. Singapore	9. Geneva
5. Zurich	10. Toronto
Z/Yen Group Ltd., Global Financial Centres Index. Annual figures as of September 2012.

The government is strengthening the securities regulatory framework by encouraging the Ontario Securities Commission (OSC) to become a more responsive and efficient regulator. As set out in the 2012 Budget, the Province has enacted amendments to the Securities Act that would allow the OSC to conduct hearings on a timelier basis and play a greater role in educating investors and strengthening financial literacy.

In its 2012 Statement of Priorities, the OSC identified improving access to capital, particularly for startup and small businesses in Ontario, as a key deliverable. It plans to put forward new streamlined regulations designed to make the raising of capital less costly and less time consuming for both new and smaller companies. The Commission is also considering broadening the range of exemptions available to companies wishing to raise capital without incurring the time and expense of undertaking a public offering of securities. In addition, the OSC will be undertaking comparative research on capital-raising regimes in other jurisdictions to identify additional potential initiatives.

In order to have safer, more efficient and more competitive capital markets for all Canadians, Ontario continues to work with the federal and other provincial governments to restructure and improve Canada’s securities regulatory framework.

Section B: Public-Sector Compensation

Protecting Jobs and Public Services

The 2012 Budget laid out a long-term plan for managing public-sector compensation costs –– including wages, salaries, benefits and pensions — as a key part of the government’s plan to eliminate the deficit by 2017–18.

With over half of all government spending going to compensation, managing public-sector compensation costs is essential to eliminating the deficit and to protecting the health and education services that Ontario families rely on.

Ontarians expect their government and its broader public-sector (BPS) partners to work together and reach agreements that deliver on shared objectives.

The fiscal plan provides no funding for incremental compensation increases for new collective agreements. To achieve the fiscal plan, the government is taking a balanced approach that includes an appreciation of the links between labour relations, compensation, productivity and services; a commitment to dialogue; respect for Charter rights; and the resolve to ensure that long-term sustainability of public services is put ahead of short-term goals.

“Where agreements cannot be reached that are consistent with the government’s plan to eliminate the deficit and protect priority public services, or in the face of significant disruption, the government is prepared to propose necessary administrative and legislative measures.”

2012 Ontario Budget, p. 74.

Protecting Jobs and the Gains Made in Public Education

The Putting Students First Act, 2012 — based on the memorandum of understanding between the government and the Ontario English Catholic Teachers Association (OECTA) — gives school boards, teachers and support staff until December 31, 2012, to engage in local collective bargaining and reach agreements consistent with the government’s fiscal and policy priorities. These priorities include maintaining investments in full-day kindergarten, keeping class sizes small and protecting funds earmarked for the classroom.

By protecting full-day kindergarten, keeping class sizes at current levels and continuing to focus on students and classrooms, the government is protecting nearly 20,000 education jobs, including 3,800 for full-day kindergarten.

Over the next two years, the Putting Students First Act, 2012 would support savings of $2 billion.

Further Action to Eliminate the Deficit and Protect Jobs and Public Services

On September 26, 2012, the government announced it would consult on draft legislation that proposes to freeze compensation for all executives and managers across the Ontario Public Service (OPS), board-governed agencies and the BPS who are eligible for performance pay. It also proposes to ensure future BPS collective agreements are consistent with the Province’s goals to eliminate the deficit and protect jobs and public services.

The Protecting Public Services Act would, if passed:

▪	restrain compensation for two years for unionized employees of the BPS and require employers to negotiate agreements that protect key services;

▪	freeze earnings for two years for managers who are eligible for performance pay in the OPS, agencies and BPS so they would not earn more this year and next than they did last year; and

▪	introduce a permanent salary cap for new executives at no more than double the Premier’s salary — a cap of $418,000 per year.

If passed, the draft legislation would apply its compensation restraint measures upon proclamation, but not to existing collective agreements. It would respect the bargaining process for future collective agreements while ensuring that the next agreement that any bargaining parties reach after the law is in force would cover at least two years and would be subject to review and approval for consistency with the Province’s fiscal plan and protection of services. These provisions would sunset when the provincial budget is balanced.

All parties in the BPS would be encouraged to engage in a full collective bargaining process and employers would confirm whether resulting agreements meet the Province’s fiscal goals without reducing services.

When the Finance Minister or delegate determines that collective agreements do not meet these goals, parties would be given another opportunity to collectively bargain. After consultation, a collective agreement consistent with the government’s goals may be set by the Province.

The proposed legislation would support avoiding increased spending in the BPS of $2.8 billion over three years and help to protect roughly 55,000 public-sector jobs.

The Province is taking strong action to achieve its fiscal targets by reducing costs while protecting front-line services. The proposed draft legislation would build on other initiatives:

▪	a wage freeze for MPPs of five years;

▪	pay restraint measures for designated executives at Ontario’s hospitals, colleges, universities, school boards and designated agencies; and

▪	ongoing negotiations with the Ontario Medical Association (OMA) on a new Physician Services Agreement.

Public-Sector Defined Benefit Pension Plans

As part of the 2012 Budget, the government proposed measures to promote the sustainability, affordability and efficiency of Ontario’s public-sector pension plans. These measures build on recent pension reforms, recommendations of the Commission on the Reform of Ontario’s Public Services and the Province’s temporary solvency funding relief framework, and fall into three categories:

▪	those affecting jointly sponsored pension plans (JSPPs);

▪	those affecting single-employer pension plans (SEPPs); and

▪	those achieving efficiencies in pension fund management.

Jointly Sponsored Pension Plans

Many of Ontario’s largest public-sector pension plans are jointly sponsored. Decisions on benefit levels and contributions, as well as responsibility for funding shortfalls, are shared between representatives of employers and plan members. If the joint sponsors cannot reach an agreement on how to address a funding shortfall, the Pension Benefits Act requires that the funding gap be addressed through contribution increases.

The 2012 Budget noted that contribution rates for many of these plans had risen significantly in response to recent funding challenges. To ensure that JSPPs are sustainable and affordable for members as well as other Ontarians, who as taxpayers fund employer contributions, the government announced its intention to consult on a legislative framework that would freeze contribution rates until the deficit is eliminated. During the freeze period, plans that experience new funding shortfalls would be required to reduce future benefits, subject to certain exceptions.

The government continues to engage in extensive consultations with affected plans on this matter. The Province will continue to work with these plans to meet the objectives laid out in the 2012 Budget while balancing the interests of members, employers and taxpayers.

Single-Employer Pension Plans

Many of Ontario’s public-sector employees, particularly those in the university and electricity sectors, are members of SEPPs. Under these plans, the publicly funded employer is solely responsible for funding shortfalls and typically contributes more than plan members —
in some cases, two or three times more.

The 2012 Budget announced that the government would consider various tools to enhance the sustainability of public-sector SEPPs, including adjustments to the temporary solvency relief measures to encourage more equal contribution sharing between employers and plan members. The government expects that public-sector SEPPs will move to a 50/50 cost sharing formula for ongoing contributions within five years.

In the coming months, the government will announce the measures that it believes will help achieve this objective. It will also be consulting with those affected on removing barriers to the creation of JSPPs in the electricity sector.

Pooled Investment Management

Other countries, Canadian provinces and U.S. states have identified the benefits of pooling pension fund investments and several have created new entities to manage these assets. The 2012 Budget announced the government’s intention to introduce a legislative framework that would facilitate pooled investment management for public-sector pension plans.

In May 2012, Bill Morneau was appointed as Pension Investment Advisor to consult with interested parties and develop recommendations for government. Mr. Morneau is Executive Chairman of Morneau Shepell, the largest Canadian firm providing human resource support, pension plan consulting and administration services, and works extensively with organizations in the design and delivery of their employee benefits and compensation programs.

Implementing a pooled investment management framework would allow public-sector pension plans to benefit from reduced investment management costs, improved access to alternative investments and enhanced risk management. These changes are an important step towards improving the sustainability of these plans to the benefit of plan members and taxpayers. Participating plans would continue to retain ownership of their assets. The government looks forward to receiving Mr. Morneau’s recommendations.

Section C: Transforming Public Services

Health Care

Since 2003, the government has made significant progress in improving Ontarians’ access to care. These improvements include:

▪	more than 3,400 additional doctors are practising in the province;

▪	over 2.1 million more Ontarians now have access to a family physician;

▪	more than 12,600 nursing positions have been created;

▪	200 Family Health Teams have been created, providing care to over 2.8 million Ontarians;

▪	26 Nurse Practitioner-Led Clinics have opened, which will serve the needs of over 40,000 patients who did not have a family care provider;

▪	more than 260 first-year undergraduate medical school spaces have been added and four new medical education campuses are successfully operating;

▪	the number of educational spaces for primary care nurse practitioners has doubled; and

▪	wait times have been reduced for cancer and cataract surgeries, cardiac procedures, hip and knee replacements, and MRI/CT scans, and Ontario is leading the nation with these reductions.

These investments and results have provided a strong foundation for transformation to a sustainable and high-quality health care system.

In January 2012, the government released Ontario’s Action Plan for Health Care, which establishes the road map for this transformation. The government has made significant progress over the first half of the year to establish the groundwork required to implement initiatives that deliver on the three key goals of the Action Plan:

▪	keeping Ontario healthy;

▪	faster access and a stronger link to family health care; and

▪	providing the right care, at the right time, in the right place.

Keeping Ontario Healthy

On May 18, 2012, the government announced the Healthy Kids Panel, which will bring together a group of experts to develop a strategy to reduce childhood obesity in Ontario by 20 per cent over five years. The Panel is working with health care leaders, non-profit organizations and industry to develop evidence-based recommendations to minimize the factors that contribute to obesity during childhood. The Healthy Kids Panel will report back with these recommendations in late 2012.

Faster Access and a Stronger Link to Family Health Care

Increasing access to care by enhancing the potential of health care workers will help ensure Ontarians receive the right care and reduce pressure on other parts of the health care system.

To support this goal, the government is allowing pharmacists to administer the influenza vaccine to Ontarians over the age of five beginning this fall. This will enhance Ontarians’ access to the vaccine, while also reducing potential future health care costs by preventing more serious and costly illnesses.

Providing the Right Care, at the Right Time, in the Right Place

Providing Ontarians with timely access to the right care at the right time, in the right place, is an essential component of health care transformation. This means ensuring patients, particularly seniors, receive the care they need as close to home as possible. The government has taken action to improve seniors’ quality of life at home and to help reduce pressures on more costly hospital and long-term care services.

On May 24, 2012, the government appointed Dr. Samir Sinha, Director of Geriatrics at Mount Sinai and the University Health Network Hospitals, to lead the development and implementation of the Seniors Care Strategy. Dr. Sinha is consulting broadly and will provide recommendations to the government in the fall on how to support seniors at home and in their community, reducing hospital readmission rates and pressure on long-term care homes.

The Healthy Homes Renovation Tax Credit will assist with the cost of permanent home modifications to improve accessibility and mobility for seniors at home, so they can live independently for as long as possible. The cost of the new tax credit will be fully offset by savings and efficiencies from other government programs. This tax credit is expected to support 10,500 jobs and $800 million in economic activity throughout the economy.

To support an additional 90,000 seniors who receive care at home, the government has also committed to an additional three million Personal Support Worker hours over the next three years.

Funding Reform

Changing the way health care services are funded is another key component of the plan to transform health care. As of April 2012, the government has moved forward with implementing a patient-centred funding model. This approach will be phased in over a three-year timeframe, beginning with hospitals and extending to long-term care homes and Community Care Access Centres.

The new model bases funding on the types and volume of services and treatments that providers deliver. Funding is directed to providers that deliver more efficient services and treatments.

Education

Exceptional teachers and support staff are the driving force that has made Ontario’s schools among the best in the world. By working with its education partners, the government has achieved remarkable gains in education over the past nine years including:

▪	smaller class sizes, with 91 per cent of primary classes having 20 or fewer students compared to 31 per cent in 2003;

▪	more than 13,400 additional teaching positions funded since 2003;

▪	more than 27,000 renewal projects and 570 new schools completed or underway across the province since 2003;

▪	70 per cent of Grade 3 and 6 students mastering reading, writing and math — Education Quality and Accountability Office (EQAO) results have increased by 16 percentage points since 2003;

▪	more high school students graduating — 82 per cent in 2010–11, up from 68 per cent in 2003–04; and

▪	210,000 more postsecondary students, including 60,000 more apprentices since 2003.

The government has also made tremendous progress on its commitment to deliver full-day kindergarten in every publicly funded elementary school by September 2014. This fall, the program is available in 1,700 schools, benefiting 122,000 children. Almost half of Ontario’s four- and five-year-olds are now getting the best possible start by attending full-day kindergarten. By September 2013, about 184,000 children will be able to participate in the program, which will reach approximately 250,000 children across Ontario when fully implemented.

The Putting Students First Act, 2012 was passed on September 11, 2012. Over the next two years, it would support savings of $2 billion, while ensuring the Province remains on track to building the best-educated workforce, rolling out full-day kindergarten and protecting student achievement. It provides the right balance between reducing the deficit and ensuring Ontario’s students continue to learn and thrive in world-class schools.

Strengthening the Children’s and Social Services Sector

Protecting social services while ensuring that these services are sustainable over the long term remains a priority for the government. As outlined in the 2012 Budget, ongoing changes in the children’s and social services sector will ensure that support is available to help individuals and families reach their social and economic potential.

Youth Action Plan

In August 2012, the government launched Ontario’s Youth Action Plan — a balanced approach to keeping neighbourhoods safe for families by helping young people find jobs, succeed and contribute positively in their communities.

By taking immediate action to expand employment and mentorship opportunities for young people living in underserved and disadvantaged communities, the Youth Action Plan will benefit an additional 13,000 young people each year.

Ontario continues to work with communities and other levels of government to develop a province-wide, evidence-based youth strategy. As part of this strategy, the Province will conduct a cross-government review of programs to ensure that resources are aligned and effectively targeted to achieve intended outcomes.

Improving Child Welfare Outcomes

The Commission to Promote Sustainable Child Welfare completed its work in September 2012. Building on the Commission’s work, the government will continue to work with children’s aid societies to better focus resources on improving outcomes for children and youth receiving child protection services, while containing costs through agency amalgamations, back-office consolidations and shared service delivery. These changes will be complemented by developing a new funding model, establishing new approaches to accountability, and improving service delivery and financial management by implementing the Child Protection Information Network.

Reforming Social Assistance

As announced in the 2012 Budget, the government is committed to reforming social assistance into a system that more effectively serves the people it is intended to help, and better supports the social and economic health of communities.

Transforming Natural Resources Services

The government is modernizing the Province’s role in natural resources management to operate on a more cost-efficient basis. The review process includes public consultations on automating the ministry’s approvals process for permits and licences.

Update on Planned Savings Measures

The government has a record of achieving savings and improving the efficiency of public services. Building on past successes, the government is committed to reforming Ontario’s public services by identifying new ways to achieve value and better ways to deliver the core services that Ontarians depend on.

In both the 2011 Budget and 2012 Budget, Ontario committed to taking strong actions across government to manage growth in expense while protecting the gains made in education and health care.

Planned Savings of Nearly $1.5 Billion Over Three Years

The 2011 Budget announced savings of nearly $1.5 billion across government between 2011–12 and 2013–14. These savings were planned in three key areas: operational efficiencies and consolidation; streamlining programs; and further efficiencies in the health care system.

The government remains on target to achieve these savings measures, which include $0.4 billion in 2012–13 and $0.6 billion in 2013–14. Savings of $0.6 billion are also projected to continue into 2014–15.

Update on Expense Management Measures — $4.9 Billion Over Three Years

The 2012 Budget included an Addendum, Report on Expense Management Measures, that provided a detailed list of planned savings totalling $4.9 billion between 2012–13 and 2014–15.

These measures will be achieved by removing overlap and duplication, delivering services more efficiently, and focusing on core business. The government is on track to achieve these savings.

Additional Savings Announced Since the 2012 Budget

On April 25, 2012, the government announced updates to the 2012 Budget that included proposals to:

▪	generate an additional $55 million annually in savings by further lowering the price the government pays for the most popular generic drugs; and

▪	further reduce spending on consultants by $20 million in 2012–13.

TABLE 1.2 Planned Savings ($ Billions)
	2012–13	2013–14	2014–15	Update
2011 Budget Savings Strategies	(0.4)	(0.6)	(0.6)	On track
2012 Budget — Addendum Measures	(1.0)	(1.7)	(2.2)	On track
Additional Savings since the 2012 Budget	(0.1)	(0.1)	(0.1)	On track
Total Savings	(1.5)	(2.3)	(2.9)	On track
Notes: The 2011 Budget savings of nearly $1.5 billion over three years included $0.4 billion in 2011–12. Numbers may not add due to rounding.

By taking action to manage expense and building these savings into the fiscal plan, the government has succeeded in meeting part of the challenge to ensure that it remains on track to eliminate the deficit by 2017–18.

Smart Approaches to Infrastructure Investment

The use of Alternative Financing and Procurement (AFP) is one way the Province is making smart investments in infrastructure that work within the current economic and fiscal environment. A made-in-Ontario success story, the AFP model effectively delivers large infrastructure projects using the best of private-sector resources and expertise to attain on-time and on-budget results. Infrastructure Ontario is managing 79 capital projects valued at about $30 billion for the Ontario government using the AFP method. The value for money savings of the projects that Infrastructure Ontario has brought to market are about $3 billion.

The Province has also embarked on a Realty Transformation Strategy as announced in the 2012 Budget. When fully implemented, this will reduce the Ontario Public Service’s footprint by about one million square feet in Toronto, which is comparable to 43 storeys in an office tower. As part of the Realty Transformation Strategy, the government will divest itself of ownership of buildings where it makes sense, which will generate significant savings and free up resources for government priorities. The Province is still committed to operations in the communities where it currently has offices. Within the next few months, Infrastructure Ontario is expected to move forward with the sale and leaseback of various government-owned buildings across the province.

Ontario Northland Transportation Commission Divestment

The end of Provincial subsidies for the Ontario Northland Transportation Commission (ONTC) will help eliminate the deficit and protect the Province’s gains in health care and education. The ONTC has historically operated at a deficit, spending more money on operations and capital repairs than it makes in revenue. For example, ridership on the Northlander train is not commercially viable, and taxpayers can no longer afford the $400 per-passenger subsidy needed to maintain this service. Moreover, based on current trends, supporting the ONTC would require approximately $100 million annually.

Divestment provides the ONTC and its workforce with an opportunity to become commercially viable and compete to win contracts. Savings will also help the government to continue to support valuable northern Ontario job creation and infrastructure programs, such as the Northern Ontario Heritage Fund Corporation and the Northern Highways Program.

On March 23, 2012, the Province announced its plans to divest the ONTC. Important steps are now being taken in that process, including:

▪
shutting down the Northlander train from Cochrane to Toronto on September 28, 2012. Every community served by the Northlander train is also served by the ONTC bus service, which continues to provide reliable service to northerners;

▪	transferring the Niska I ferry, which runs between Moosonee and Moose Factory Island, to the Owen Sound Transportation Company, with no changes in service; and

▪	starting a fair and competitive sale process, led by Infrastructure Ontario, for Ontera telecommunications.

The Polar Bear Express train will continue to provide the same service to rural and remote communities between Cochrane and Moosonee.

ServiceOntario

ServiceOntario provides Ontarians with fast, easy access to government information and services, including registrations, certifications and licensing. This innovative government organization already has an exceptional track record, but there is still room for improvement. For example, greater efficiencies can be gained by providing customers with lower-cost, secure online options to conduct their business with government. However, unlocking these benefits entails a substantial, upfront investment.

The government has passed legislation to enable both public–private partnerships and the ongoing transformation of services, including the continued adoption of online services. The government is exploring potential options and will draw upon lessons learned and successes from previous public–private partnerships to the development of a preferred approach for ServiceOntario. The Province will be moving forward with a competitive process in the coming months.

Chapter II

Economic Outlook

Highlights

☑	Private-sector average projected 2012 real GDP growth:

▪	2012 Budget — 1.9 per cent.

▪	Current — 2.0 per cent.

☑	Private-sector average projected 2013 real GDP growth — 2.0 per cent.

☑	Private-sector average projected 2014 real GDP growth — 2.4 per cent.

☑	Net new jobs created since recessionary low in June 2009 — 356,000.

▪	The majority of these net new jobs were full-time positions, and in industries paying above-average wages.

Overview

The Ontario economy continues to grow in a challenging global environment, although the pace of growth remains modest. At the same time, economic growth is becoming more balanced. Business investment and net exports will provide the primary foundation for growth over the next several years. Ontario is expected to create nearly 350,000 net new jobs by 2015, reducing the unemployment rate to 6.8 per cent from a high of 9.4 per cent in June 2009. As of September 2012, Ontario employment was 356,000 net jobs above its recessionary low in June 2009.

Since the 2012 Budget, expectations for global economic growth have weakened. There are considerable risks to the outlook. Economic conditions in Europe have worsened, the growth of emerging market economies has slowed and the U.S. economy remains tentative. However, recent actions by the European Central Bank and the U.S. Federal Reserve have boosted equity markets and reduced financial stress.

For planning purposes, the Ministry of Finance is assuming real gross domestic product (GDP) growth of 2.0 per cent in 2012, 1.9 per cent in 2013, 2.3 per cent in 2014 and 2.4 per cent in 2015.1 Continued consumer spending, robust business capital investment and a rebound in net trade will be key contributors to growth.

1	Based on information available to October 5, 2012.

TABLE 2.1 Ontario Economic Outlook (Per Cent)
	2009	2010	2011	2012p	2013p	2014p	2015p
Real GDP Growth	(3.2)	3.0	2.1	2.0	1.9	2.3	2.4
Nominal GDP Growth	(0.9)	5.3	4.3	3.2	3.7	4.1	4.2
Employment Growth	(2.5)	1.7	1.8	0.8	1.2	1.5	1.5
CPI Inflation	0.4	2.5	3.1	1.6	2.0	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

Recent Economic Developments

Ontario’s real GDP has increased by 8.1 per cent over the past three years, since the end of the recession in the second quarter of 2009. As of the second quarter of 2012, real GDP is 3.1 per cent above its pre-recession peak.

Ontario’s real GDP rose 0.5 per cent (2.1 per cent annualized) in the second quarter of 2012, following a 0.6 per cent gain in the first quarter. Solid increases in manufacturing output and international exports led second-quarter growth. Ontario’s auto, machinery, and primary and fabricated metal industries all posted healthy gains.

From the recessionary low in June 2009, 356,000 net new jobs have been created. Full-time employment rose by 364,700 over this period, while part-time employment declined by 8,700. The majority of the net new jobs were in industries paying above-average wages.

As of September 2012, Ontario employment was 90,200 net jobs above its pre-recession peak in September 2008 and 356,000 net jobs above its recessionary low in June 2009. Ontario’s unemployment rate has also declined from a recessionary high of 9.4 per cent in June 2009 to 7.9 per cent in September 2012.

The pace of job creation in Ontario since June 2009 is ahead of that in the United Kingdom, the United States and all the individual Great Lakes States. All the jobs lost in Ontario during the recession have been recovered, while the United States has recovered just 48.5 per cent of jobs lost.

Competitive Challenges Facing Ontario

The sharp appreciation of the Canadian dollar from 62 cents US in January 2002 to above parity by September 2012 has created a significant competitive challenge for Ontario’s exporters.

The strength of the Canadian dollar reflects strong global demand for commodities, general U.S. dollar weakness relative to most major currencies and international investor confidence in Canada as a financially secure and stable jurisdiction. Canada has experienced strong net inflows of capital, a reflection of its strong economic and fiscal position.

However, the high dollar has had an impact on Ontario’s manufacturing and international trade sectors. Ontario’s international trade balance has deteriorated from a $24.6 billion surplus in current dollars in the third quarter of 2002 to a deficit of $45.4 billion in the second quarter of 2012.

Ontario’s interprovincial exports have grown by 15.6 per cent from a low in the first quarter of 2009. However, the gain in Ontario’s interprovincial trade balance has only partially offset the weakness in international trade.

Ontario’s merchandise exports to rapidly growing BRIC countries (Brazil, Russia, India and China) have nearly quadrupled over the last 10 years, rising from $1.0 billion in 2003 to $3.9 billion in 2012. However, over the same period, Ontario’s imports from BRIC countries have nearly tripled to about $30 billion.

The strong Canadian dollar will continue to pose a challenge for Ontario exporters. At the same time, though, the strong currency is also an advantage to businesses in lowering the costs of imported, productivity-enhancing capital equipment. In addition, Ontario’s improved tax competitiveness, including the introduction of the Harmonized Sales Tax (HST), is encouraging new investment.
Ontario businesses have responded to the competitiveness challenge by significantly boosting investment in plant and equipment. Over the past two years, business investment spending on plant and equipment has risen by over 22 per cent, or $11.1 billion.

Global Economic Uncertainty

Global economic growth has weakened. Many economies in Europe are in recession, reflecting increased political and financial uncertainty, banking sector problems and concerns about the ability of governments to achieve fiscal targets. Actions that the European Central Bank took in September have helped stabilize sovereign debt yields and relieve some financial stress.

Economic growth has also slowed in a number of important emerging market economies, notably Brazil, China and India, reflecting both the weaker outlook for advanced economies as well as slower domestic demand.

The direct impact of the euro-zone crisis on Ontario has been limited. So far this year, Ontario’s exports to the European Union are up by 9.9 per cent.

U.S. Economy

Economic growth in the United States, Ontario’s largest trading partner, has remained modest. Real GDP growth has averaged just 1.6 per cent (annualized) over the first two quarters of 2012, while employment gains have remained moderate so far this year. At the same time, the outlook for growth remains positive, supported by the recent actions of the U.S. Federal Reserve.

As U.S. households continue to reduce debt, overall consumer spending growth has been moderate, increasing at an average annual real rate of 2.0 per cent over the last two quarters. U.S. vehicle sales have increased 14.5 per cent so far this year and are up 65 per cent from the recessionary low. Motor vehicle sales are projected to increase steadily from 14.3 million units in 2012 to 15.4 million by 2015, providing a growing market for Ontario auto exports.

The U.S. housing market has begun to recover. Housing starts have improved by 25.7 per cent so far in 2012, while residential construction has emerged as a support for overall growth. U.S. house prices have begun to trend modestly higher, increasing 4.0 per cent between January and July of this year.

Both industrial production and an improving trade performance have helped buoy the U.S. economy, with production up 4.2 per cent so far this year, while exports have risen 5.5 per cent.

After expanding by 1.8 per cent in 2011, U.S. real GDP is projected to grow by 2.1 per cent this year, 2.0 per cent in 2013, 2.8 per cent in 2014 and 3.1 per cent in 2015. Employment is projected to improve modestly, with the unemployment rate declining to 6.9 per cent by 2015.

Despite these positive signs, significant risks remain for the U.S. outlook. In particular, if the U.S. Congress and president are unable to reach an agreement, the so-called “fiscal cliff” — a series of scheduled, automatic spending cuts and tax increases — could result in a renewed U.S. recession. While most observers believe that a compromise agreement will be reached, the uncertainty is hurting consumer and business confidence.

Oil Prices

Imports of oil and oil products cost Ontario $20.9 billion in 2011, of which $4.2 billion were international imports. The price of West Texas Intermediate (WTI) crude oil is forecast to average $96 US per barrel in 2012, up slightly from $95 US in 2011. Prices have been volatile this year, with WTI oil prices peaking at $110 US in late February and then declining by almost 30 per cent to $78 US by late June due to a weaker global outlook and rising world inventories.

Rising global demand for oil combined with continued political tensions in North Africa and the Middle East will put upward pressure on oil prices in the near term. There is a wide range of views on the future path of oil prices, reflecting the uncertainty about economic growth and geopolitical risk. Oil prices in 2013 are forecast to average $97 US per barrel, with private-sector forecasts ranging from $90 US to $115 US per barrel. Robust emerging market demand and high recovery costs are expected to keep oil prices at relatively high levels over the forecast period.

The Canadian Dollar

The Canadian dollar is expected to remain at parity with the U.S. dollar in 2012, down slightly from 101.1 cents US in 2011. The exchange rate has been volatile so far in 2012, dipping to a low of 97.3 cents US in June, as global uncertainty increased and commodity prices weakened. More recently, the dollar has appreciated to a high of 103.3 cents US. Private-sector forecasters expect the dollar to remain close to parity over the medium term as commodity prices remain firm.

Financial Markets

Interest rates remain very low as central banks around the world maintain accommodative policies to support economic recovery. In addition, Canada’s strong fiscal position compared to that of other countries, coupled with heightened global uncertainty and a weakening global economic outlook, has made Canadian bonds attractive to investors. The yield on the 10-year Government of Canada bond fell to a record low of 1.58 per cent in mid-July 2012. As economic growth strengthens over the medium term, private-sector forecasters expect interest rates to rise gradually to more normal levels.

Since September 2010, the Bank of Canada has maintained its target for the overnight rate at one per cent. On average, private-sector economists expect the interest rate on three-month treasury bills to average 1.0 per cent this year, rise to 1.1 per cent in 2013 and reach 2.5 per cent by 2015. The yield on 10-year Government of Canada bonds is also expected to rise gradually from 1.9 per cent this year to 2.2 per cent in 2013, and reach 3.3 per cent by 2015.

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.2 Outlook for External Factors
	2009	2010	2011	2012p	2013p	2014p	2015p
World Real GDP Growth (Per Cent)	(0.6)	5.1	3.8	3.3	3.6	4.1	4.4
U.S. Real GDP Growth (Per Cent)	(3.1)	2.4	1.8	2.1	2.0	2.8	3.1
West Texas Intermediate Crude Oil ($US/bbl.)	61.7	79.4	95.1	96.0	96.5	100.5	104.0
Brent Crude Oil ($US/bbl.)	61.7	79.6	111.3	112.5	109.3	110.7	112.4
Canadian Dollar (Cents US)	87.6	97.1	101.1	100.0	101.0	101.5	101.5
Three-Month Treasury Bill Rate1 (Per Cent)	0.3	0.6	0.9	1.0	1.1	1.7	2.5
10-Year Government Bond Rate1 (Per Cent)	3.3	3.2	2.8	1.9	2.2	2.7	3.3
p = Ontario Ministry of Finance planning projection based on external sources.
1 Government of Canada interest rates.
Sources: IMF World Economic Outlook (October 2012), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2012), CME Group, IntercontinentalExchange, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (October 2012) and Ontario Ministry of Finance.

Table 2.3 provides the current estimate of the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming that other external factors remain unchanged. The relatively wide ranges of the impacts reflect uncertainty in estimates of how the economy would respond to changing external conditions.

TABLE 2.3 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Increase)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	0.1 to 0.8	0.5 to 1.2
Crude Oil Prices Decrease by $10 US per Barrel	0.1 to 0.3	0.1 to 0.3
U.S. Real GDP Growth Increases by One Percentage Point	0.3 to 0.7	0.4 to 0.8
Canadian Interest Rates Decrease by One Percentage Point	0.1 to 0.5	0.2 to 0.6
Source: Ontario Ministry of Finance.

Outlook for Ontario Economic Growth

The Ministry of Finance is projecting growth of 2.0 per cent in Ontario real GDP this year. Strong residential and business investment, improved net exports and moderate gains in consumer spending will all support growth.

Employment is forecast to increase by 0.8 per cent in 2012, or 51,000 net new jobs. Modest employment and income gains will support a 1.2 per cent increase in real consumer spending this year. Residential investment is expected to increase by 5.0 per cent, reflecting the strength of housing starts and renovation activity. Business investment in plant and equipment is projected to increase by a healthy 3.7 per cent this year, benefiting from the strong Canadian dollar and Ontario’s improved tax competitiveness, including the HST. Ontario exports are expected to rise by 5.4 per cent this year, slightly stronger than a 3.2 per cent increase in imports.

The Ministry of Finance is projecting continued moderate growth in Ontario’s economy. Real GDP is projected to grow by 1.9 per cent in 2013, 2.3 per cent in 2014 and 2.4 per cent in 2015. Growth is expected to be more balanced over the forecast horizon than over the past decade.

Net trade, which deteriorated from 2001 to 2011 as a result of the sharp exchange-rate appreciation, is expected to contribute positively to growth over the medium term. Business investment will also make a solid contribution to growth, reflecting Ontario’s strong fundamentals including a competitive tax structure, a skilled labour force and high-quality modern infrastructure. Consumer spending is projected to contribute more modestly to growth as households scale back debt and rely on income growth to finance spending. Government spending, which was a primary support for the economy during the economic downturn, is expected to be restrained as governments focus on returning to fiscal balance.

Job creation in Ontario is expected to strengthen over the medium term, increasing by 1.2 per cent in 2013 and by 1.5 per cent in both 2014 and 2015, resulting in almost 350,000 more jobs in 2015 compared to 2011. The unemployment rate is projected to fall to 7.6 per cent in 2013 and steadily decline to 6.8 per cent by 2015 as employment outpaces labour force growth.

Labour income is projected to increase by 3.7 per cent annually on average over the 2012 to 2015 period. Similarly, personal income growth is expected to average 3.7 per cent annually over the same period.

Real consumer spending growth is expected to slow from 2.3 per cent in 2011 to 1.2 per cent in 2012. Over the medium term, real consumer spending is expected to grow in line with real disposable income as households focus on consolidating and reducing overall debt levels.

Ontario’s consumer price index (CPI) inflation rate is projected to be 1.6 per cent in 2012. Moderate energy price gains have contributed to lower inflation in 2012. So far this year, the CPI for gasoline has increased by 1.5 per cent, compared to an increase of over 20 per cent in 2011. Consumer price inflation is expected to increase moderately in 2013, reflecting, in part, higher food prices due to drought conditions through much of North America in 2012. Consumer prices are forecast to increase by 2.0 per cent each year over the 2013 to 2015 period.

The Ontario housing market was particularly strong in the first quarter of 2012, supported by solid underlying demand and record-low mortgage rates. Housing indicators through the summer, though, have pointed to a cooling in the market. Demand is expected to moderate further due to recent changes to mortgage rules.

The average resale home price for Ontario is currently almost 40 per cent above the recessionary low in October 2008. House prices are expected to ease over the medium term, although the range of private-sector forecasts varies widely. Some private-sector economists are calling for price declines of up to 15 per cent over three years, while others predict that prices will remain relatively unchanged.

Demand for new homes in Ontario will continue to be sustained by underlying growth in the population, which is projected to average 1.2 per cent annually over the next four years. This will result in an additional 637,000 people living in the province by 2015 and an additional 280,000 new households. Housing starts are projected to average 70,000 units per year between 2012 and 2015, consistent with the pace of household formation.

The rising level of household debt remains a risk for the housing market outlook. Record-low interest rates have encouraged households to increase debt levels and, while growth in consumer debt has slowed recently, mortgage borrowing has continued to expand at a brisk pace. But, with interest rates expected to remain near record lows into 2014, debt servicing costs remain affordable.

Improving corporate profitability, increased tax competitiveness, including the introduction of the HST, and falling prices for machinery and equipment will support business investment over the forecast horizon. After increasing by 19.1 per cent in 2010, corporate profits rose by 14.0 per cent in 2011 and are expected to rise by a further 2.8 per cent in 2012. At the same time, the price of machinery and equipment has declined in recent years, partly as a result of the strong Canadian dollar. Machinery and equipment investment is forecast to remain robust, increasing by 5.9 per cent in 2012 and by an annual average of 4.4 per cent over the 2013 to 2015 period.

Steady gains in U.S. auto sales and generally stronger global growth will support Ontario exports. Real exports are projected to increase by an average of 4.4 per cent annually between 2012 and 2015, outpacing a 3.0 per cent rise in imports and resulting in an improvement in Ontario’s net trade position.

Change in the Economic Outlook

The current private-sector average outlook for Ontario real GDP growth is 2.0 per cent in 2012, slightly stronger than the 1.9 per cent projected at the time of the Budget. For 2013 to 2015, private-sector growth expectations have moderated since the time of the Budget, largely reflecting slower U.S. and global growth.

Comparison to the 2012 Ontario Budget
TABLE 2.4 Changes in Key Economic Forecast Assumptions 2012 Budget Compared to 2012 Fall Economic Statement (Per Cent Increase)
	2012p		2013p		2014p
	2012 Budget	2012 FES	2012 Budget	2012 FES	2012 Budget	2012 FES
Real Gross Domestic Product	1.7	2.0	2.2	1.9	2.4	2.3
Nominal Gross Domestic Product	3.4	3.2	4.1	3.7	4.2	4.1
Retail Sales	3.0	2.2	3.7	3.7	3.9	3.9
Housing Starts (000s)	64.0	77.0	63.0	65.0	69.0	68.0
Personal Income	2.9	2.7	3.7	3.8	4.2	4.1
Labour Income	3.2	2.5	4.2	3.9	4.3	4.3
Corporate Profits	4.0	2.8	4.6	2.1	4.9	3.0
Employment	0.9	0.8	1.3	1.2	1.5	1.5
Job Creation (000s)	59	51	89	84	103	106
Key External Variables
U.S. Real Gross Domestic Product	2.3	2.1	2.6	2.0	3.0	2.8
WTI Crude Oil ($ US per Barrel)	100.2	96.0	103.8	96.5	106.5	100.5
Canadian Dollar (Cents US)	98.0	100.0	101.0	101.0	102.5	101.5
3-month Treasury Bill Rate1 (Per Cent)	0.9	1.0	1.4	1.1	2.4	1.7
10-year Government Bond Rate1 (Per Cent)	2.2	1.9	2.8	2.2	3.8	2.7
p = Ontario Ministry of Finance planning projection.
1  Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, CME Group, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2012), Ontario Ministry of Finance Survey of Forecasts (October 2012) and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. Additionally, in the process of preparing the 2012 Ontario Economic Outlook and Fiscal Review, the Minister of Finance met with private-sector economists to discuss their views on the economy. All private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, they are projecting growth of 2.0 per cent in 2012, 2.0 per cent in 2013, 2.4 per cent in 2014 and 2.5 per cent in 2015.

TABLE 2.5 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2012	2013	2014	2015
BMO Capital Markets (October)	2.0	1.8	–	–
Central 1 Credit Union (October)	2.1	1.9	2.2	2.6
Centre for Spatial Economics (June)	2.1	2.3	1.8	2.1
CIBC World Markets (October)	2.1	1.8	2.2	2.3
Conference Board of Canada (July)	2.1	2.3	2.9	2.5
Desjardins Group (September)	2.1	2.0	2.5	2.5
IHS Global Insight (July)	1.8	1.9	2.2	2.4
Laurentian Bank Securities (October)	2.0	1.9	–	–
National Bank (June)	1.8	1.7	–	–
RBC Financial Group (September)	2.2	2.3	–	–
Scotiabank Group (September)	1.8	1.7	–	–
TD Bank Financial Group (September)	1.9	1.8	2.4	–
University of Toronto (July)	2.1	2.1	2.9	3.0
Private-Sector Survey Average	2.0	2.0	2.4	2.5
Ontario’s Planning Assumption	2.0	1.9	2.3	2.4
Sources: Ontario Ministry of Finance Survey of Forecasts (October 2012) and Ontario Ministry of Finance.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2012 to 2015.

TABLE 2.6 The Ontario Economy, 2010 to 2015 (Per Cent Change)
	Actual		Projection
	2010	2011	2012	2013	2014	2015
Real Gross Domestic Product	3.0	2.1	2.0	1.9	2.3	2.4
Personal Consumption	3.6	2.3	1.2	1.9	2.4	2.4
Residential Construction	8.3	5.2	5.0	(1.6)	(1.1)	(0.5)
Non-residential Construction	(1.6)	5.6	6.3	3.8	3.3	1.9
Machinery and Equipment	15.2	18.7	3.1	4.9	6.1	4.4
Exports	7.5	1.7	5.4	3.9	4.2	4.1
Imports	13.3	2.4	3.2	2.6	3.2	3.0
Nominal Gross Domestic Product	5.3	4.3	3.2	3.7	4.1	4.2
Other Economic Indicators
Retail Sales	5.4	3.6	2.2	3.7	3.9	4.2
Housing Starts (000s)	60.4	67.8	77.0	65.0	68.0	70.0
Personal Income	4.2	3.1	2.7	3.8	4.1	4.2
Labour Income	3.9	3.4	2.5	3.9	4.3	4.3
Corporate Profits	19.1	14.0	2.8	2.1	3.0	3.1
Consumer Price Index	2.5	3.1	1.6	2.0	2.0	2.0
Employment	1.7	1.8	0.8	1.2	1.5	1.5
Job Creation (000s)	108	121	51	84	106	106
Unemployment Rate (Per Cent)	8.7	7.8	7.8	7.6	7.1	6.8
Key External Variables
U.S. Real Gross Domestic Product	2.4	1.8	2.1	2.0	2.8	3.1
WTI Crude Oil ($ US per Barrel)	79.4	95.1	96.0	96.5	100.5	104.0
Canadian Dollar (Cents US)	97.1	101.1	100.0	101.0	101.5	101.5
3-month Treasury Bill Rate1	0.6	0.9	1.0	1.1	1.7	2.5
10-year Government Bond Rate1	3.2	2.8	1.9	2.2	2.7	3.3
1  Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2012), CME Group, Ontario Ministry of Finance Survey of
Forecasts (October 2012) and Ontario Ministry of Finance.

Chapter III

Fiscal Outlook

Highlights

☑
The results from the 2011–2012 Public Accounts of Ontario confirmed a $13.0 billion deficit for 2011–12 –– $3.3 billion ahead of the 2011 Budget Plan and 47 per cent lower than the 2009–10 deficit of $24.7 billion forecast in the fall of 2009.

☑	2012–13 deficit outlook — $14.4 billion, $0.4 billion ahead of the 2012 Budget Plan.

☑	The Province remains on track to meet the 2012 Budget deficit targets in 2013–14 and 2014–15.

☑	Total expense is unchanged from the 2012 Budget Plan.

Section A:  Overview

The 2012 Budget outlined the next stage in the government’s plan to eliminate the deficit through a renewed focus on expenditure management. In the 2011–2012 Public Accounts of Ontario, the government announced the deficit for 2011–12 was $13.0 billion, marking the third consecutive year in which the Province has improved on its fiscal projections. This result is also 47 per cent lower than the 2009–10 deficit of $24.7 billion forecast in the fall of 2009, at the depth of the global recession.

The deficit for 2012–13 is currently projected to be $14.4 billion, an improvement of $0.4 billion from the 2012 Budget forecast. The plan to eliminate the deficit is working, on track and achieving results.

While Ontario’s economy is growing modestly, it is facing challenges in the context of global economic uncertainty. Economic conditions in Europe have worsened, the growth of emerging market economies has slowed and the U.S. economy remains tentative.

Moving forward, even in the face of continued global economic uncertainty, the government is more focused than ever on reaching the goals it set out on the path to eliminating the deficit. Towards that end, the deficit outlook for 2012–13 has improved from the 2012 Budget forecast and the deficit projections for 2013–14 and 2014–15 remain on track with the targets outlined in the 2012 Budget.

This chapter outlines Ontario’s fiscal outlook for 2012–13 and the medium-term forecast for 2013–14 and 2014–15.

Section B:	2012–13 Fiscal Performance

In the fall of 2009, at the depth of the global economic recession, Ontario was facing a $24.7 billion deficit. The government laid out a plan that included steadily declining deficits and eliminating the deficit by 2017–18. Three years later, this plan remains on track.

The 2012 Budget proposed strong action to balance the budget. As outlined in the update to the fiscal plan released on April 25, 2012, the government remains committed to managing the growth in spending and eliminating the deficit by 2017–18.

The deficit for 2012–13 is currently projected to be $14.4 billion, an improvement of $0.4 billion from the 2012 Budget forecast.

The 2012–13 revenue projection of $113,019 million is $445 million above the 2012 Budget outlook, largely reflecting a higher estimated 2011–12 tax base.

Both program expense and total expense are on track with the 2012 Budget projections, reflecting the government’s commitment to manage growth in expense.

The 2012 Budget Plan included prudence in the form of a $1.0 billion reserve in 2012–13 to protect the fiscal plan from the potential impact of external events that could deteriorate the Province’s fiscal performance. With the revenue outlook currently tracking above the 2012 Budget forecast, and Provincial spending unchanged, the fiscal plan continues to maintain that reserve. If the reserve is not needed by year-end, the deficit will be further reduced by $1.0 billion.

TABLE 3.1 2012–13 In-Year Fiscal Performance ($ Millions)
	Budget Plan1	Current Outlook	Change Since Budget
Revenue	112,573	113,019	445
Expense
Programs	115,774	115,788	14
Interest on Debt	10,619	10,601	(18)
Total Expense	126,393	126,389	(4)
Reserve	1,000	1,000	–
Surplus/(Deficit)	(14,820)	(14,371)	449
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

2012–13 Revenue Changes Since the 2012 Budget

The 2012–13 revenue projection of $113,019 million is $445 million above the 2012 Budget outlook, largely reflecting a higher estimated 2011–12 tax base.

TABLE 3.2 Summary of Revenue Changes Since the Budget 1 ($ Millions)
		2012–13
Taxation
Corporations Tax	300
Personal Income Tax	280
Land Transfer Tax	25
Ontario Health Premium	25
Sales Tax	(200)
Total Taxation		430
Government of Canada		15
Total Revenue Changes Since the Budget		445
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Details of 2012–13 In-Year Revenue Changes

Key revenue changes since the 2012 Budget forecast include the following:

▪	Corporations Tax (CT) revenue is up $300 million due to stronger 2011 results based on tax returns processed since the 2012 Budget.

▪	Personal Income Tax (PIT) revenue is projected to be $280 million, or 1.1 per cent, higher due to stronger 2011 results based on tax returns processed since the 2012 Budget.

▪	Land Transfer Tax is projected to be $25 million higher, reflecting stronger receipts to date.

▪	Ontario Health Premium revenue is projected to be $25 million, or 0.8 per cent, higher due to stronger 2011 results based on tax returns processed since the 2012 Budget.

▪
Sales Taxes are $200 million lower due to the higher cost of transitional housing measures provided under Ontario’s Harmonized Sales Tax (HST) and lower federal estimates of Ontario’s HST entitlement for 2012.

▪	Government of Canada transfers are up $15 million due largely to federal funding to support the extension of the Targeted Initiative for Older Workers agreement.

2012–13 Expense Changes Since the 2012 Budget

A key component of the government’s plan to eliminate the deficit is the continued effort towards managing the growth in expense. Consistent with this commitment, total expense has decreased by $3.7 million compared to the 2012 Budget Plan.

TABLE 3.3 Summary of Expense Changes Since the Budget 1 ($ Millions)
2012–13
Program Expense Changes
Emergency forest firefighting	72.0
Disaster relief assistance	16.0
Contingency funds	(88.0)
Extension of Targeted Initiative for Older Workers, offset by federal funding	15.3
Other program expenses	(1.0)
Total Program Expense Changes	14.3
Interest on Debt	(18.0)
Total Expense Changes Since the Budget	(3.7)
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Details of 2012–13 In-Year Expense Changes

Key 2012–13 expense changes from the 2012 Budget forecast include:

▪	An increase of $72.0 million for emergency forest firefighting to provide additional resources during the 2012 fire season.

▪	An increase of $16.0 million to support disaster relief assistance for the City of Thunder Bay, the Township of Conmee and the Municipality of Oliver Paipoonge, for flooding that occurred in late May.

▪
A decrease of $88.0 million in the contingency funds to offset expense increases for disaster relief to the City of Thunder Bay, the Township of Conmee and the Municipality of Oliver Paipoonge; and emergency forest firefighting.

▪	An increase of $15.3 million as a result of federal funding to extend the Targeted Initiative for Older Workers program in the Ministry of Training, Colleges and Universities.

▪
A decrease of $1.0 million in all other program expenses primarily arising from the establishment of the Nawiinginokiima Forest Management Corporation, a new government agency that will manage the forest and oversee the sale of timber in an area located along the northeast shore of Lake Superior.

Interest on debt expense is $18.0 million lower than forecast in the 2012 Budget, primarily as a result of the improvement in the deficit projection for 2012–13 and lower-than-forecast interest rates.

Section C:	Ontario’s Medium-Term Fiscal Outlook

Medium-Term Revenue Outlook

The medium-term revenue outlook reflects current revenue information and projections for the Province’s economic growth as outlined in Chapter II: Economic Outlook. The current revenue outlook is prudent given economic uncertainties.

TABLE 3.4 Summary of Medium-Term Revenue Outlook ($ Billions)
	Actual	Projected Outlook
	2011–12	2012–13	2013–14	2014–15
Revenue
Taxation Revenue	75.6	79.6	81.6	85.3
Government of Canada	21.3	21.8	23.0	23.5
Income from Government Business Enterprises	4.4	4.1	4.4	5.3
Other Non-Tax Revenue	8.5	7.6	7.6	7.5
Total Revenue	109.8	113.0	116.6	121.6
Note: Numbers may not add due to rounding.

Taxation Revenue is projected to grow at an average annual rate of 4.1 per cent compared to average nominal gross domestic product (GDP) growth of 3.7 per cent. The taxation revenue outlook is prudent given economic uncertainties discussed in Chapter II and could be significantly affected by key revenue information still to be received. The latter includes final 2011 corporate and personal income tax return processing results, as well as federal government entitlement estimates for Harmonized Sales Tax (HST) to be received in December 2012 and ongoing information on HST assessments.

Government of Canada transfers are projected to grow at an average annual rate of 3.3 per cent over the medium term. The increase over the forecast period largely reflects projected increases in the major Government of Canada transfers.

The forecast for Government Business Enterprises is based on information provided by the individual enterprises. The decrease in 2012–13 reflects a decline in net income of the Ontario Lottery and Gaming Corporation (OLG) and the combined net income of Ontario Power Generation Inc. and Hydro One Inc. The projected increase over the medium term is primarily due to increases in net income of the Liquor Control Board of Ontario and OLG as a result of planned efficiency gains and additional measures proposed in the 2012 Budget.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. The decline in 2012–13 largely reflects a one-time gain in 2011–12, including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.

Medium-Term Revenue Changes Since the 2012 Budget

TABLE 3.5 Summary of Medium-Term Revenue Changes Since the Budget ($ Billions)
Source of Change	2012–13	2013–14	2014–15
Higher 2011 Tax Base	0.4	0.3	0.4
Slower Economic Growth	0.0	(0.3)	(0.4)
Total Revenue Changes	0.4	0.0	0.0
Note: Numbers may not add due to rounding.

Processing of 2011 corporate and personal income tax returns during 2012, as well as finalizing other taxation revenue amounts for 2011–12, boost the tax base and the taxation revenue forecast in 2012–13 and over the medium term.

In 2013–14 and 2014–15, slower economic growth lowers taxation revenues, offsetting the revenue boost due to the higher 2011 tax base.

Medium-Term Expense Outlook

Total expense is projected to grow to $130.3 billion by 2014–15 —unchanged from the forecast included in the 2012 Budget.

Program expense over the medium term is also consistent with the 2012 Budget Plan. These projections reflect the government’s commitment to control growth in program expense while protecting gains made in health and education.

The interest on debt forecast over the medium term is on track with the projections outlined in the 2012 Budget Plan.

Medium-Term Fiscal Outlook

Even in the face of continued global economic uncertainty, Ontario’s fiscal outlook remains on track, including steadily declining deficits of $14.4 billion in 2012–13, $12.8 billion in 2013–14 and $10.1 billion in 2014–15.

TABLE 3.6 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Actual	Projected Outlook
	2011–12	2012–13	2013–14	2014–15
Revenue	109.8	113.0	116.6	121.6
Expense
Programs	112.7	115.8	117.0	117.9
Interest on Debt1	10.1	10.6	11.2	12.3
Total Expense	122.7	126.4	128.2	130.3
Reserve	–	1.0	1.2	1.5
Surplus/(Deficit)	(13.0)	(14.4)	(12.8)	(10.1)
1  Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2011–12, $0.2 billion in 2012–13, $0.4 billion in 2013–14, and $0.4 billion in 2014–15.
Note: Numbers may not add due to rounding.

The fiscal outlook continues to include a reserve of $1.0 billion in 2012–13, $1.2 billion in 2013–14 and $1.5 billion in 2014–15 to recognize both the continuing global economic uncertainty and the uncertain nature of longer-term revenue and expense projections. If the reserve is not needed by the end of the current fiscal year, the government will use this amount to further reduce the deficit in 2012–13.

Consistent with the 2012 Budget Plan, the government remains committed to managing growth in program spending. In fact, the fiscal action outlined in the 2012 Budget means that for every additional dollar in new revenue measures, the plan includes four dollars of expense measures to close the fiscal gap that would emerge if no new action is taken to control growth in Provincial expense.

The projections for both medium-term program and total expense are unchanged from the 2012 Budget Plan — confirming that the government’s plan remains on track.

Section D:	Federal–Provincial Relations

During the recent global recession, the governments of Ontario and Canada worked together to protect Ontario families and their jobs. Building on this success, Ontario wants to do more with the federal government to benefit the Ontario and Canadian economies.

Opportunities to Disentangle Public Services

Ontario wants to work with the federal government to disentangle programs where policy areas are shared to remove duplication, save taxpayers money and provide better services to citizens.

Labour-Market Training

The federal government’s support for training programs through a number of agreements, each with its own program and client eligibility requirements, limits Ontario’s ability to realize the benefits of an efficient and effective integrated delivery approach. Ontario calls on the federal government to:

▪	renew the Labour Market Agreement that expires on March 31, 2014; and

▪	give the Province greater flexibility to design and deliver its employment and training programs to meet the evolving needs of workers, communities and businesses.

Immigration

Skilled newcomers are fundamental to Ontario’s economic future. The federal government should work with the Province to strengthen Ontario’s role in meeting its needs for skilled workers; reduce duplication; and enhance the effectiveness of settlement and integration services for immigrants.

On October 3, 2012, the government received the final report from Ontario’s Expert Roundtable on Immigration, which will help inform Ontario’s first immigration strategy.

As outlined in the 2012 Budget, the Ontario government is committed to developing an immigration strategy that will focus on how immigration can best support the province’s economic development and ensure Ontario immigrants succeed.

Correctional Services

Both Ontario and the federal government provide correctional services, with inmates serving sentences of less than two years in provincial correctional facilities. If responsibility for inmates serving more than six months were transferred to the federal government, inefficient and costly duplication of services would be reduced because only one level of government would need to provide rehabilitative services to offenders serving longer sentences. These inmates would also benefit from access to federal rehabilitation services — services important for keeping Ontario’s communities safe.

Working Together to Build the Economy

Continued economic growth is important to every Canadian. In other provinces, the federal government supports the growth of the oil and gas industries and the energy sector with investments in technology developments such as carbon capture and storage and through loan guarantees. Ontario is proud of the work being done by Canadians in other provinces and territories to strengthen the national economy. Opportunities also exist in Ontario that merit federal investment.

Support for Clean Energy

Ontario has become a North American leader in clean energy with its commitment to replace coal-fired electricity generation with cleaner sources, the feed-in-tariff program and a variety of conservation programs. In its August 2012 report, Canada’s Emissions Trends, the federal government recognized Ontario’s important contributions to meeting Canada-wide greenhouse gas emission reduction targets under the Copenhagen Accord. However, the federal government must do more to support Ontario’s efforts to build a clean energy system.

Ontario is seeking federal support and the appropriate regulatory environment for an east-west transmission grid that would transmit electricity across provincial borders. Greater regional integration of electricity grids would encourage the development of new, larger-scale renewable projects that would benefit the economy, both in Ontario and elsewhere in the country.

Employment Insurance

For several years, the Ontario government has demonstrated that the federal Employment Insurance (EI) program is failing to meet the needs of the modern labour market and Ontario’s unemployed workers. Although temporary federal EI measures were helpful during the recent recession, they have not addressed the longer-term issues with the EI program.

▪
The share of unemployed workers receiving EI regular benefits has fallen significantly in Ontario since 1990. In 2011, Ontario’s coverage rate was 30.6 per cent, compared with an average coverage rate of 49.2 per cent in the other nine provinces.

▪
Ontario workers and employers contribute more to the EI program than they receive. In 2011, Ontario workers and employers paid an estimated 40 per cent of premiums, but received only 33 per cent of total income benefits. In 2011, Ontarians contributed about $7.3 billion in EI premiums while receiving about $6.0 billion in EI income benefits.

▪	As EI eligibility is a requirement for many EI-funded training services, low EI coverage means many of Ontario’s unemployed lack access to training.

The federal government must improve the fairness and transparency of the EI system.

Agricultural Support

Agriculture is a shared federal–provincial responsibility in Canada. Through the recently renewed Growing Forward 2 Multilateral Agreement, the Ontario government receives federal support for 60 per cent of the cost of eligible programs. The Ontario Risk Management Program (RMP), however, is not part of this framework and the federal government does not contribute towards it. Despite continued requests for the federal government to provide its 60 per cent share of the RMP, the federal government has refused to contribute towards it.

The demand-driven farm income support programs are a source of financial risk to the Province as payments can be unpredictable. The Ministry of Agriculture, Food and Rural Affairs is working with farmers to reshape these programs, including the RMP, through a capped program structure to limit financial exposure and leverage federal dollars.
Infrastructure

The federal government has now concluded public consultations on the development of a long-term infrastructure plan for public infrastructure that will extend beyond the expiry of the Building Canada plan in 2014. The Ontario government participated in these consultations and released a submission outlining its principles and recommendations for the federal plan.

This year alone, the Province will invest almost $13 billion in Ontario infrastructure. That is roughly twice as much as the federal government will spend on infrastructure in the whole of Canada. The Province encourages greater federal investment in infrastructure in Ontario. Past experience has demonstrated the need for federal investment to be flexible enough to accommodate projects that support Ontario’s greatest priorities.

These projects will help reduce bottlenecks to economic growth (such as congestion and commute times), will strengthen competitiveness and productivity, and will do so in a way that maximizes the benefits of provincial and federal government investments.

Working Together on a Solid Fiscal Foundation

Fiscal Arrangements

Fiscal arrangements between the federal government and the provinces and territories provide important support for public services such as health care, postsecondary education and social services for people across Canada.

At its July 2012 meeting, the Council of the Federation directed a working group of provincial and territorial finance ministers to report on options to improve the federal transfers system. Ontario looks forward to considering the report of this group as a starting point for a national conversation on how to create a transparent, fair and reliable transfers system that will support the ability of all governments to deliver quality public services into the future.

Unfortunately, current federal–provincial fiscal arrangements put Ontario at a disadvantage. Ontario is fifth among provinces in ability to raise revenues in 2012–13 but falls to ninth after federal transfers are included.

“Even though Ontario receives Equalization, Ontarians continue to contribute more to the program than they receive in return. This highlights a problem with the arrangements in the federation — federal transfers disproportionately benefit other provinces, at a cost to Ontarians. For instance, Ontario is fifth among provinces in ability to raise revenues, but falls to near last after federal transfers are included — above only Prince Edward Island.”
Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, 2012.

Ontario is a net contributor to the Equalization program. In 2012–13, Ontarians will contribute approximately $6 billion to the Equalization program while Ontario will receive approximately $3.3 billion in return. Ontarians’ net contribution to the program — $2.7 billion that could support vital public services here in Ontario — is redistributed to other regions of Canada to subsidize programs and services there that Ontarians themselves may not enjoy.

Although Ontario is committed to the principles of the Equalization program, it will not support a system of transfers that puts Ontario’s public services at risk and provides inequitable levels of support to different parts of Canada. The fiscal arrangements between the federal government and the provinces need to be modernized to reflect current economic circumstances and support vital public services.

Sufficient, Sustainable Federal Support

As Ontario moves forward with transforming the way public services are delivered, it looks to the federal government to support its efforts. The federal government should not undermine Ontario’s plan to eliminate the deficit and protect health care and education.

Certain federal actions — such as those included in the Safe Streets and Communities Act — will increase costs for the Province and limit Ontario’s ability to provide the public services on which its residents rely. Ontario calls on the federal government to provide additional funding to fully address any provincial costs that may result from federal policy changes, including changes to the criminal justice system.

Furthermore, when the federal government provides time-limited support for provincial programs, it can leave provinces with significant ongoing financial pressures and negatively affect citizens who have come to rely on these key services. Two recent examples of this kind of funding are the Police Officers Recruitment Fund, which will expire on March 31, 2013, and support for the reduction of health care wait times, which will expire on March 31, 2014.

The Province cannot step in every time the federal government decides to cut funding. Therefore it calls on the federal government to ensure that it provides adequate and sustainable support for the delivery of essential provincial services on which Ontarians rely.

Federal Old Age Security

In its 2012 budget, the federal government increased the entitlement age by two years for all benefit programs in the federal Old Age Security (OAS) system. This change will have significant cost impacts on Ontario’s social programs, including social assistance, starting in 2023. The federal government has indicated that it will compensate provinces and territories for net additional costs incurred as a result of this change. Ontario expects the federal government to honour this commitment when the time comes.

Strengthening Canada’s Retirement Income System

Ontario is committed to improving the retirement income system. This cannot be accomplished without the federal government being a true partner in the process. Ontario would prefer a two-track strategy: a modest, fully funded enhancement to the Canada Pension Plan (CPP), supplemented by pension innovation to expand retirement plan coverage and encourage lower-cost savings options.

Canada Pension Plan

Ontario will continue to collaborate with the federal government and other provinces to develop a modest, phased-in and fully funded enhancement to the CPP to help ensure adequate and predictable earnings replacement for future retirees. This change is the core element of a strategy to strengthen the national retirement income system.
Pooled Registered Pension Plans

Pooled registered pension plans (PRPPs) are intended to make it easier to save for retirement by providing employees and the self-employed with a new type of simple, low-cost savings vehicle that is professionally managed and portable.

On June 28, 2012, the federal government passed the Pooled Registered Pension Plans Act as a first step in setting out the legislative framework for PRPPs that applies to federally regulated industries and employment in the territories. Ontario has a number of concerns with the federal model as currently proposed.

Provincial legislation is required to implement PRPPs in Ontario and other provinces. Ontario will continue to work collaboratively with other provinces and the federal government to develop this model. However, Ontario believes the implementation of pension innovation should be tied to CPP enhancement as part of a comprehensive approach.

Section E:	Details of Ontario’s Finances

This section provides information on the Province’s current fiscal outlook, historical financial performance and key fiscal indicators.

TABLE 3.7 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Actual	Projected Outlook
	2011–12	2012–13	2013–14	2014–15
Revenue	109.8	113.0	116.6	121.6
Expense
Programs	112.7	115.8	117.0	117.9
Interest on Debt1	10.1	10.6	11.2	12.3
Total Expense	122.7	126.4	128.2	130.3
Reserve	–	1.0	1.2	1.5
Surplus/(Deficit)	(13.0)	(14.4)	(12.8)	(10.1)
Net Debt	235.6	257.6	277.6	293.3
Accumulated Deficit	158.4	172.8	185.6	195.7
1  Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2011–12, $0.2 billion in 2012–13, $0.4 billion in 2013–14, and $0.4 billion in 2014–15.
Note: Numbers may not add due to rounding.

TABLE 3.8 Revenue ($ Millions)
	2009–10	2010–11	Actual 2011–12	Current Outlook 2012–13
Taxation Revenue
Personal Income Tax	23,421	23,711	24,548	26,365
Sales Tax1	17,059	18,813	20,159	20,935
Corporations Tax	6,227	9,067	9,944	11,098
Education Property Tax2	5,506	5,659	5,765	5,631
Employer Health Tax	4,545	4,733	5,092	5,149
Ontario Health Premium	2,763	2,934	2,916	3,123
Gasoline Tax	2,336	2,358	2,380	2,371
Land Transfer Tax	1,015	1,247	1,432	1,399
Tobacco Tax	1,083	1,160	1,150	1,185
Fuel Tax	658	702	710	724
Beer and Wine Tax	–	397	561	557
Electricity Payments-In-Lieu of Taxes	516	321	367	555
Other Taxes	322	562	574	460
	65,451	71,664	75,598	79,553
Government of Canada
Canada Health Transfer	9,791	10,184	10,705	11,378
Canada Social Transfer	4,204	4,330	4,469	4,596
Equalization	347	972	2,200	3,261
Infrastructure Programs	990	1,712	362	204
Labour Market Programs	1,253	1,201	904	912
Social Housing	498	493	489	476
Wait Times Reduction Fund	97	97	97	97
Other Federal Payments	1,440	4,052	2,079	867
	18,620	23,041	21,305	21,791
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,924	1,956	1,882	1,737
Liquor Control Board of Ontario	1,440	1,562	1,659	1,673
Ontario Power Generation Inc./Hydro One Inc.	854	1,048	872	655
Other Government Enterprises	(23)	–	–	–
	4,195	4,566	4,413	4,065
Other Non-Tax Revenue
Reimbursements	1,429	1,036	831	990
Vehicle and Driver Registration Fees	1,057	1,080	1,075	1,163
Electricity Debt Retirement Charge	907	944	952	946
Power Supply Contract Recoveries	1,409	1,288	1,372	1,262
Sales and Rentals	647	1,015	1,193	1,068
Other Fees and Licences	717	715	776	820
Net Reduction of Power Purchase Contract Liability	348	339	317	263
Royalties	228	145	200	203
Miscellaneous Other Non-Tax Revenue3	1,305	1,342	1,741	894
	8,047	7,904	8,457	7,609
Total Revenue	96,313	107,175	109,773	113,019
1  Sales Tax in 2010–11 includes Retail Sales Tax (RST) and Harmonized Sales Tax (HST). The RST was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered HST. Sales Tax revenue includes the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
3  Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.
Note: Numbers may not add due to rounding.

TABLE 3.9 Total Expense ($ Millions)
Ministry Expense	2009–10	2010–11	Actual 2011–12	Current Outlook 2012–13
Aboriginal Affairs1	67	65	68	68.9
Agriculture, Food and Rural Affairs1	1,265	888	1,029	1,161.5
Attorney General2	1,606	1,589	1,699	1,730.6
Board of Internal Economy3	187	194	271	197.4
Children and Youth Services	3,590	3,883	3,949	4,087.4
Citizenship and Immigration1	101	106	111	119.9
Community and Social Services	8,411	8,933	9,361	9,791.1
Community Safety and Correctional Services2	2,137	2,218	2,174	2,313.4
Consumer Services	17	18	19	20.4
Economic Development and Innovation1	796	867	961	954.6
Education1	21,184	21,857	22,925	23,890.9
Energy1	469	724	498	362.1
Environment1	375	520	537	484.8
Executive Offices	34	32	31	31.4
Finance1	1,492	1,115	1,022	1,102.1
Francophone Affairs, Office of	5	5	5	5.1
Government Services1	929	973	1,051	1,005.1
Health and Long-Term Care	43,054	44,414	46,476	48,329.5
Infrastructure1,2	133	305	331	240.7
Labour1	179	187	185	191.5
Municipal Affairs and Housing1	874	885	828	819.4
Natural Resources1	685	705	699	686.6
Northern Development and Mines	534	706	729	771.1
Tourism, Culture and Sport1	950	1,086	1,181	1,108.0
Training, Colleges and Universities1	6,634	6,711	7,128	7,521.5
Transportation1	2,092	2,263	2,339	2,587.7
Interest on Debt4	8,719	9,480	10,082	10,601.0
Other Expense1	9,056	10,457	7,053	6,970.5
Year-End Savings5	–	–	–	(765.0)
Total Expense	115,575	121,186	122,742	126,389.1
1  Details on other ministry expense can be found in Table 3.10, Other Expense.
2  Reflects a realignment of expenditures associated with the government real estate portfolio.
3  The 2011–12 actuals include expenses for the 2011 general election.
4  Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12 and $248 million in 2012–13.
5  As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

TABLE 3.10 Other Expense ($ Millions)
Ministry Expense	2009–10	2010–11	Actual 2011–12	Current Outlook 2012–13
Aboriginal Affairs
One-Time Investments – Settlements	–	6	28	–
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	618	1,496	247	–
Time-Limited Assistance	27	9	–	–
Citizenship and Immigration
Time-Limited Investments to Support Pan/Parapan Am Games	3	16	59	319.6
Economic Development and Innovation
One-Time Investments	5	–	–	–
Education
Teachers’ Pension Plan1	255	522	523	850.0
Energy
Ontario Clean Energy Benefit	–	300	1,033	1,070.0
Environment
One-Time Investments	37	–	–	–
Finance
Harmonized Sales Tax Transitional Support	–	3,039	1,440	–
One-Time Automotive Sector Support2	3,022	–	–	–
Ontario Municipal Partnership Fund	781	684	598	592.2
Operating Contingency Fund	–	–	–	312.0
Pension Benefit Guarantee Fund	500	–	–	–
Power Supply Contract Costs	1,409	1,288	1,375	1,262.0
Transition Fund	–	–	–	500.0
Government Services
Pension and Other Employee Future Benefits	949	1,182	1,300	1,545.0
Infrastructure
Capital Contingency Fund	–	–	–	100.0
Labour
Prevention Office	–	–	–	108.8
Municipal Affairs and Housing
Time-Limited Investments in Social and Affordable Housing	585	668	59	155.2
Time-Limited Assistance	–	21	9	19.0
Natural Resources
Emergency Forest Firefighting	68	100	209	136.7
Tourism, Culture and Sport
Time-Limited Investments – Sport Program	48	288	37	–
One-Time Investments	–	22	3	–
Training, Colleges and Universities
Time-Limited Investments	559	816	133	–
Transportation
One-Time Transit and Infrastructure Investments	190	–	–	–
Total Other Expense	9,056	10,457	7,053	6,970.5
1  Numbers reflect PSAB pension expense. Ontario’s matching contributions to the plan grow from $1,245 million in 2009–10 to $1,459 million in 2012–13.
2  Reflects the fiscal impact of Ontario’s $4.6 billion in support to the automotive industry.
Note: Numbers may not add due to rounding.

TABLE 3.11 2012–13 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2011–12 Actual	2012–13 Current Outlook
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,300	2,121	422	2,543
Provincial Highways	1,746	2,398	–	2,398
Other Transportation3	708	681	131	812
Health
Hospitals	2,787	2,798	127	2,925
Other Health	256	159	163	322
Education4	1,717	2,017	72	2,089
Postsecondary
Colleges	457	204	–	204
Universities	194	–	112	112
Water/Environment	211	44	155	199
Municipal and Local Infrastructure	794	32	659	691
Justice	852	726	85	811
Other	663	506	287	792
Subtotal	12,684	11,685	2,212	13,897
Less: Other Partner Funding5	1,268	1,018	–	1,018
Total Excluding Partner Funding	11,417	10,667	2,212	12,879
Less: Other Capital Contributions6	438	160	175	335
Total Provincial Expenditure7	10,979	10,507	2,037	12,544
1  Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $248 million.
2  Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3  Other Transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/ local roads, remote airports).
4  Includes a one-time adjustment of $248 million in 2011–12 related to last year’s capital grants that is fully offset by revenue recovery from the school board sector.
5  Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
6  Mostly federal government transfers for capital investments.
7  Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.5 billion for 2011–12.
Note: Numbers may not add due to rounding.

TABLE 3.12 Ten-Year Review of Selected Financial and Economic Statistics1 Millions)
		2003–04	2004–05	2005–062
Financial Transactions
Revenue		74,549	84,192	90,738
Expense
Programs		70,428	76,379	81,421
Interest on Debt4		9,604	9,368	9,019
Total Expense		80,032	85,747	90,440
Reserve		–	–	–
Surplus/(Deficit)		(5,483)	(1,555)	298
Net Debt5		138,816	140,921	152,702
Accumulated Deficit		124,188	125,743	109,155
Gross Domestic Product (GDP) at Market Prices		493,081	516,106	537,383
Personal Income		381,127	400,994	419,457
Population — July (000s)		12,242	12,391	12,528
Net Debt per Capita (dollars)		11,339	11,373	12,188
Personal Income per Capita (dollars)		31,132	32,363	33,480
Interest on Debt as a per cent of Revenue		12.9	11.1	9.9
Net Debt as a per cent of GDP		28.2	27.3	28.4
Accumulated Deficit as a per cent of GDP		25.2	24.4	20.3
1  Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget, a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review, and a fiscally neutral reclassification of a number of tax expenditures as described in the 2012 Budget.
2  Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.
3  Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
4  Interest on Debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $234 million in 2011–12, and $248 million in 2012–13.
5  Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated from 2003–04 to 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
Sources: Ontario Ministry of Finance and Statistics Canada.

2006–07	2007–08	2008–09	2009–103	2010–11	Actual 2011–12	Current Outlook 2012–13

97,120	104,115	97,532	96,313	107,175	109,773	113,019

86,020	94,601	95,375	106,856	111,706	112,660	115,788
8,831	8,914	8,566	8,719	9,480	10,082	10,601
94,851	103,515	103,941	115,575	121,186	122,742	126,389
–	–	–	–	–	–	1,000
2,269	600	(6,409)	(19,262)	(14,011)	(12,969)	(14,371)
153,742	156,616	169,585	193,589	214,511	235,582	257,627
106,776	105,617	113,238	130,957	144,573	158,410	172,781
560,576	583,946	587,055	581,635	612,494	638,842	659,288
442,736	466,051	479,217	480,061	500,048	515,336	529,348
12,665	12,791	12,932	13,069	13,224	13,366	13,506
12,139	12,244	13,113	14,813	16,222	17,625	19,075
34,956	36,430	37,050	36,722	37,803	38,536	39,116
9.1	8.6	8.8	9.1	8.8	9.2	9.4
27.4	26.8	28.9	33.3	35.0	36.9	39.1
19.0	18.1	19.3	22.5	23.6	24.8	26.2

Chapter IV

Borrowing and Debt Management

Highlights

☑
The total long-term public borrowing requirement over the forecast period has been reduced by $2.1 billion compared to the 2012 Budget, primarily because of the lower deficit recorded in the 2011–2012 Public Accounts of Ontario and the lower-than-forecasted deficit for 2012–13.

☑	The forecast for long-term public borrowing for 2012–13 is $34.5 billion, down by $0.4 billion from the forecast in the 2012 Budget.

☑	The interest on debt (IOD) expense for 2012–13, forecast at $10,601 million, is $18.0 million lower than in the 2012 Budget.

☑	Total debt is projected to be $278.0 billion as at March 31, 2013.

☑
Net debt is projected to be $257.6 billion as at March 31, 2013. Accumulated deficit is projected to be $172.8 billion as at March 31, 2013. The difference of $84.8 billion between net debt and accumulated deficit is due to net investments in capital assets.

Long-Term Public Borrowing

The forecast long-term public borrowing requirement for 2012–13 is $34.5 billion, down by $0.4 billion from the forecast in the 2012 Budget. As at September 30, 2012, $17.9 billion, or 52 per cent, of the long-term public borrowing requirement was completed. This figure includes Ontario Savings Bond sales of $0.8 billion.

The weighted-average term to maturity of long-term provincial debt issued so far in 2012–13 is 12.5 years, compared to 13.0 years for 2011–12 and 12.8 years for 2010–11. The IOD expense for 2012–13, forecast at $10,601 million, is $18.0 million lower than in the 2012 Budget.

So far this year, Ontario has issued $11.7 billion, or 65 per cent, in the Canadian dollar market. The Province expects to end the year with at least 70 per cent of its borrowing in this market, as set out in the 2012 Budget.

Canadian dollar borrowing has been completed through:

▪	syndicated issues

▪	Ontario Savings Bonds.

International markets have remained an important source of funding for Ontario this year. About $6.2 billion, or 35 per cent, of borrowing has been completed through global bonds and medium-term floating rate notes (MTNs) in U.S. dollars.

TABLE 4.1 2012–13 Borrowing Plan ($ Billions)
	Budget Plan1	Current Outlook	In-Year Change
Deficit	14.8	14.4	(0.4)
Investment in Capital Assets	10.5	10.5	–
Non-Cash Adjustments	(3.8)	(3.8)	–
Net Loans/Investments	1.1	1.3	0.2
Debt Maturities	17.3	17.3	–
Debt Redemptions	0.3	0.3	–
Total Funding Requirement	40.2	39.9	(0.3)
Canada Pension Plan Borrowing	(0.8)	(0.8)	–
Decrease/(Increase) in Short-Term Borrowing	(3.0)	(3.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	(0.3)	(2.2)	(1.9)
Maturity of 2011–12 Debt Buyback	(1.2)	(1.2)	–
Provision for 2012–13 Debt Buyback	–	1.7	1.7
Total Long-Term Public Borrowing Requirement	34.9	34.5	(0.4)
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Long-term public borrowing in 2012–13 will be lower by the $0.4 billion reduction in the 2012–13 deficit forecast.

The lower deficit in 2011–12 resulted in the Province beginning 2012–13 with higher cash reserves than forecast at the time of the 2012 Budget. These higher cash reserves will be used in 2012–13 to reduce the 2013–14 borrowing program by buying back debt maturing in that year.

The debt buyback will allow the Province to smooth the borrowing program over the next two years, while taking advantage of historically low interest rates and robust demand for Ontario long-term debt.

TABLE 4.2 Medium-Term Borrowing Outlook ($ Billions)
	2012–13	2013–14	2014–15
Deficit	14.4	12.8	10.1
Investment in Capital Assets	10.5	10.5	9.3
Non-Cash Adjustments	(3.8)	(4.0)	(3.6)
Net Loans/Investments	1.3	1.6	1.0
Debt Maturities	17.3	23.7	21.7
Debt Redemptions	0.3	0.3	0.3
Total Funding Requirement	39.9	44.8	38.8
Canada Pension Plan Borrowing	(0.8)	–	–
Decrease/(Increase) in Short-Term Borrowing	(3.0)	(3.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	(2.2)	(0.7)	(0.7)
Maturity of 2011–12 Debt Buyback	(1.2)	(2.0)	–
Provision for 2012–13 Debt Buyback	1.7	(1.7)	–
Total Long-Term Public Borrowing	34.5	37.4	38.1
Note: Numbers may not add due to rounding.

The total long-term public borrowing requirement over the forecast period has been reduced by $2.1 billion compared to the 2012 Budget, primarily because of the lower deficit recorded in the 2011–2012 Public Accounts of Ontario and the lower-than-forecasted deficit for 2012–13.

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $278.0 billion as at March 31, 2013, compared to $257.3 billion as at March 31, 2012.

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $257.6 billion as at March 31, 2013, compared to $259.8 billion forecast in the 2012 Budget. Net debt was $235.6 billion as at March 31, 2012.

Accumulated deficit is projected to be $172.8 billion as at March 31, 2013. The projected difference of $84.8 billion between net debt and accumulated deficit is due to net investments in capital assets.

Residual Stranded Debt Update

The 2012 annual financial statements of the Ontario Electricity Financial Corporation (OEFC) showed revenue over expense of $1.1 billion, reducing the OEFC’s unfunded liability (or “stranded debt of the electricity sector”) from $13.4 billion as at March 31, 2011, to $12.3 billion as at March 31, 2012.

In accordance with Ontario Regulation 89/12, the Minister of Finance has determined the residual stranded debt to be $4.5 billion as at March 31, 2012. This is a decrease of about $1.3 billion compared to residual stranded debt of $5.8 billion as at March 31, 2011, and a decrease of about $7.4 billion from an estimated peak of residual stranded debt of $11.9 billion as at March 31, 2004.

The residual stranded debt determination as at March 31, 2012, is based on a stranded debt amount of $12.3 billion, reduced by the estimated present value of future dedicated revenues to OEFC of $7.8 billion. This results in the calculated $4.5 billion of residual stranded debt as at March 31, 2012.

The Electricity Act, 1998, provides for the Debt Retirement Charge (DRC) to be paid by consumers until the residual stranded debt is retired. The estimate for when the residual stranded debt will likely be retired is between 2015 and 2018. The estimated timing for residual stranded debt retirement and the end of the DRC is provided as a range to reflect the uncertainty in forecasting future OEFC results and dedicated revenues to OEFC, which depend on the financial performance of Ontario Power Generation, Hydro One and municipal electric utilities, as well as other factors such as interest rates and electricity consumption.

Total Debt Composition

Total debt is composed of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Ontario total debt is $272.2 billion as at September 30, 2012. Public debt totals $258.2 billion, primarily consisting of bonds issued in the long-term markets in Canadian dollars and internationally in U.S. dollars and nine other currencies. The Province also has $14.0 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt mainly consists of debt instruments issued to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Debt-to-GDP Ratios

The Province’s debt-to-GDP ratios are expected to increase due to the projected deficits and investments in capital. The ratios will stabilize and begin to decline as the deficit is eliminated.

The net debt-to-GDP ratio is expected to peak in 2014–15 at 41.2 per cent, which is below the 41.3 per cent forecast in the 2012 Budget.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt was 4.19 per cent, as at September 30, 2012 (March 31, 2012, 4.35 per cent).

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at September 30, 2012, the net interest rate resetting exposure was 7.1 per cent and foreign exchange exposure was 1.0 per cent.

Chapter IV

Pre-Budget Consultations

Highlights

How to Participate in the 2013 Pre-Budget Consultations

The Minister of Finance will be hosting pre-budget consultations with people, organizations, associations and others as part of the McGuinty government’s ongoing dialogue with the citizens of Ontario.

Through the use of modern technology, including virtual town halls, the Minister of Finance will reach a broader audience in communities throughout the province.

In particular, the Minister of Finance is interested in hearing Ontarians’ views regarding what more the government can do to create jobs and improve services for people, while eliminating the deficit.

Below is information on how you can share your views and ideas for the upcoming 2013 Budget.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Mailing Address

The Honourable Dwight Duncan
Deputy Premier
Minister of Finance
c/o Budget Secretariat
Frost Building North, 3rd Floor
95 Grosvenor Street
Toronto, ON  M7A 1Z1

Email Address

submissions@ontario.ca

Fax

416-325-0969

Online Submissions

Individuals can also submit ideas for the 2013 Budget by completing a form on the Ministry of Finance website at www.fin.gov.on.ca. Click on the “Pre-Budget Consultations” item in the Ontario’s Fiscal Cycle menu.